EXHIBIT 99.2

News Release

For Immediate Release 26-25-TR	Date: October 28, 2026

Teck Reports Unaudited Third Quarter Results for 2026

Sustained operating performance and record copper prices support robust third quarter results

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (Teck) today announced its unaudited third quarter results for 2026.

“Our third quarter results showcase the underlying strength of our business, with increased production, disciplined execution and record copper prices driving strong financial performance and cash generation,” said Jonathan Price, President and CEO. “Across our copper business, we increased production, lowered unit costs and delivered strong margin growth, while our zinc business continued to contribute meaningful cash flow generation. This was achieved while simultaneously dealing with severe weather events across our copper operations, prioritizing the safety of our people while maintaining solid operating performance. These results further demonstrate the strong foundation from which we are advancing toward completion of the planned merger with Anglo American.”

Highlights

•	Adjusted EBITDA[1] of $2.3 billion in Q3 2026 was $1.1 billion or 97% higher than the same period last year, driven primarily by significantly higher copper and zinc prices, higher by-product revenues and lower smelter processing charges. Our profit before taxes was $2.3 billion in Q3 2026, due to the reasons noted above combined with an impairment reversal at our Trail Operations.
•	Adjusted profit attributable to shareholders[1] in Q3 2026 was $923 million, or $1.88 per share, compared with $372 million, or $0.76 per share, in the same period last year. Profit attributable to shareholders was $1.6 billion or $3.24 per share.
•	We generated significant cash flow from operations of $1.6 billion, which increased our net cash[1] position by $655 million in Q3 2026.
•	Our liquidity as at September 30, 2026 was $10.9 billion, including $6.7 billion of cash.
•	Our copper segment generated gross profit before depreciation and amortization[1] of $1.6 billion in Q3 2026 compared with $740 million in the same period last year, primarily driven by record copper prices, which averaged US$6.40 per pound in Q3 2026. Strong cost performance and lower smelter processing charges reduced copper net cash unit costs[1] to US$1.77 per pound in Q3 2026 compared with US$2.09 per pound in the same period last year. Gross profit from our copper segment was $1.2 billion in Q3 2026.
•	Copper production volumes of 115,700 tonnes were 11% higher than the same period last year with production increases across all of our copper operations, except Carmen de Andacollo, where production decreased as a result of extreme weather conditions, which caused an extended shutdown of the operation. Despite the impact of severe weather conditions and the resulting impact on mining conditions in the quarter, QB produced 47,200 tonnes of copper in Q3 2026.
•	Our zinc segment generated gross profit before depreciation and amortization[1] of $638 million in Q3 2026, compared with $454 million in the same period last year driven by higher commodity prices and our continued focus on cash flow generation through our optimized feed strategy at our Trail Operations, which also resulted in a pre-tax impairment reversal of $888 million. Gross profit from our zinc segment was $465 million in Q3 2026. Red Dog zinc in concentrate sales volumes of 246,700 tonnes, were within our previously disclosed guidance range for Q3.
•	Our 2026 annual copper net cash unit cost[1] guidance has been reduced as a result of strong by-product pricing year-to-date. Our 2026 annual zinc total cash unit cost[1] and net cash unit cost[1] guidance has also been reduced as a result of strong cost performance and pricing for by-products.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Edwin Shadeo, Acting Vice President, Investor Relations and Treasurer	+1 604.699.4531

	Dale Steeves, Director, External Communications	+1 236.987.7405

Additional corporate information is available at www.teck.com

Financial Summary Q3 2026

Financial Metrics (CAD$ in millions, except per share data)	Q3 2026	Q3 2025
Revenue	$4,517	$3,385
Gross profit	$1,688	$660
Gross profit before depreciation and amortization[1]	$2,220	$1,194
Profit before taxes	$2,276	$289
Adjusted EBITDA[1]	$2,305	$1,171
Profit attributable to shareholders	$1,592	$281
Adjusted profit attributable to shareholders[1]	$923	$372
Basic earnings per share	$3.24	$0.58
Diluted earnings per share	$3.24	$0.57
Adjusted basic earnings per share[1]	$1.88	$0.76
Adjusted diluted earnings per share[1]	$1.88	$0.76

Key Updates

Teck and Anglo American plc Merger of Equals

•	Teck and Anglo American continue to work collaboratively toward securing the required approvals. The transaction continues to progress as planned and remains on track to close within the originally stated 12–18 months from the date of the announcement.

•	Integration planning continues to advance, with a focus on Day 1 readiness, maintaining safe and reliable operations, and ensuring business continuity while preparing the combined company to realize the strategic and operational benefits of the transaction. Significant progress has been made, including establishing the future executive leadership team, defining the operating model, and advancing integration plans.

•	Consistent with this progress, Teck and Anglo American announced the composition of the future Executive Leadership Team on July 30, 2026, with these appointments taking effect immediately upon completion of the Merger.

•	The combination is expected to deliver annual pre-tax synergies of approximately US$800 million, with approximately 80% expected to be realized on a run-rate basis by the end of the second year following completion. Beyond these integration synergies, Anglo Teck will work with key stakeholders and partners to optimize the value of the adjacent Collahuasi and Quebrada Blanca assets, creating the potential for approximately US$1.4 billion (100% basis) of average annual underlying EBITDA[2] uplift from 2030 through 2049. The combination of QB and Collahuasi offers shareholders of both operations the fastest route to material copper growth at the lowest risk and capital intensity, while delivering superior returns relative to standalone alternatives and preserving future expansion opportunities at both operations. Together, the Merger will create a leading global mining company with enhanced scale, significant exposure to copper and other future-facing commodities, and a strong platform for long-term value creation and multi-decade copper growth.

•	We expect that the Merger will close approximately 11 trading days following the satisfaction or waiver of the last condition precedent to the Merger’s closing (other than conditions that cannot be satisfied until the closing of the Merger).

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	This is a non-GAAP financial measure. See the Management Proxy Circular for the special meeting of shareholders of Teck Resources Limited held on December 9, 2025, filed under Teck's profile on SEDAR+ (www.sedarplus.ca) for further information.
2	Teck Resources Limited 2026 Third Quarter News Release

QB Action Plan Update and Q3 Performance

•	Following strong performance in July, severe weather in August, including heavy snowfall and high winds, caused intermittent power outages at site, resulting in shutdowns of the concentrator, dewatering systems and other equipment. These disruptions, combined with wet mining conditions, reduced access to planned higher-grade ore and impacted mine productivity into September. Consistent with the mine plan, operations have been primarily focused in one phase of the mine, limiting operational flexibility. As the mine plan advances and multiple mining faces are increasingly open through Q4 2026 and into 2027, operational flexibility and ore sourcing optionality are expected to increase, improving reliability and resilience to severe weather conditions.

•	QB successfully completed a planned maintenance shutdown in September, with no further planned shutdowns for the remainder of 2026, supporting continued operational performance for the remainder of the year.

•	As a result of the impact of severe weather conditions in the quarter, QB copper production of 47,200 tonnes in Q3 2026, was lower than production of 55,800 tonnes in the second quarter of 2026. Copper production in Q3 2026 was higher than the 39,600 tonnes produced in the same period last year due to 20 days of downtime in September 2025 required to raise the tailings dam crest.

•	Throughput was strong in July but was affected by weather-related disruptions in August and wet material in September, noted above, averaging 117,000 tonnes per day in Q3 2026. Recoveries were 81.1% in the quarter, lower than Q2 2026, due to wet material and higher clays as a result of limited feed optionality while mine access was constrained. Work is continuing on recovery performance improvements. Grades averaged 0.55% in Q3 2026, lower than planned due to weather-related constraints on access to higher-grade ore.

•	Despite the impact of severe weather conditions in the third quarter, our annual 2026 copper production guidance for QB of 200,000 to 235,000 tonnes is unchanged.

•	Q3 2026 molybdenum production at QB was 600 tonnes, higher than the 480 tonnes produced in the same period last year but lower than the 840 tonnes produced in Q2 2026. Production was affected by the same operational factors impacting copper production during the quarter.

•	QB net cash unit costs[1] of US$2.48 per pound in the third quarter decreased significantly compared to US$2.91 per pound in the same period last year, primarily driven by lower transportation costs due to the shiploader not being in service in Q3 2025, as well as higher sales volumes and by-product credits. QB net cash unit costs[1] in Q3 were higher than Q2 2026 net cash unit costs[1] of US$1.83 per pound due to lower copper sales volumes and lower by-product credits.

•	Q3 2026 marked the fourth consecutive quarter with no TMF-related concentrator downtime and we achieved our highest monthly sand deposition rate in July, reflecting continued progress in TMF development and operational reliability. Work to further improve deposition performance is ongoing through construction of the secondary cyclone station, with commissioning expected in Q1 2027.

•	As previously disclosed, and consistent with our QB Action Plan, we have advanced material placement planned for 2027 into 2026 and commenced construction of Rock Bench 6 in Q3 2026. Advancing this work enables installation of the permanent TMF pipeline infrastructure, which commenced in October. Once installation is complete, the permanent TMF pipeline infrastructure will mechanically raise the tailings pipeline, supporting more efficient and optimized TMF performance to enable achievement of steady-state operations. Completion of Rock Bench 6 construction and installation of the permanent TMF pipeline infrastructure is expected in Q1 2027.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
3	Teck Resources Limited 2026 Third Quarter News Release

Safety and Sustainability Leadership

•	We were saddened by a fatality on October 27, 2026 at the Antamina mine, our joint venture with BHP, Glencore and Mitsubishi. Teck is fully participating in the Antamina led investigation and learnings will be shared across our company and industry.

•	Our annual High-Potential Incident (HPI) frequency rate improved to 0.06 in Q3 2026, remaining in line with the 2025 year-end rate, which represented Teck's equal-best annual performance.

•	On October 7, 2026, Teck announced that it had been named to the Forbes World’s Top Companies for Women 2026 list for the second time, recognizing organizations that are highly rated by women employees and demonstrate a commitment to advancing women in the workplace.

Guidance

•	Our guidance, which is outlined in summary below and our usual guidance tables, including 2027–2028 production guidance, can be found on pages 30–33, and detailed in the outlook sections of our copper and zinc segments.

•	Our previously disclosed 2026 annual production guidance is unchanged, including for QB despite severe weather impacts in Q3 2026. As a result of strong operational performance through September 30, 2026, we expect our 2026 annual production to be towards the high end of our previously disclosed guidance ranges for copper production at HVC, zinc in concentrate production at Red Dog and refined zinc production at Trail. As a result of the significant impact of extreme weather conditions in Q3 at Carmen de Andacollo, we expect our 2026 annual copper production to be at the low end of our previously disclosed guidance.

•	As a result of strong year-to-date by-product pricing, we have reduced our 2026 annual copper net cash unit cost[1] guidance to US$1.80–$2.00 per pound compared to our previously disclosed guidance range of US$1.85–$2.20 per pound.

•	We have also reduced our 2026 annual zinc total cash unit cost[1] guidance to US$0.70–$0.80 per pound, compared to our previously disclosed guidance of US$0.80–$0.90 per pound, and our 2026 annual zinc net cash unit cost[1] guidance to US$0.30–$0.40 per pound, compared to our previously disclosed guidance of US$0.65–$0.75 per pound, due to strong year-to-date cost performance and by-product pricing.

•	As previously disclosed, we are advancing construction of Rock Bench 6 at the QB TMF, which was not included in our 2026 annual capital expenditure guidance, and as a result, we expect our 2026 annual sustaining capital expenditures to be in the top half of our previously disclosed guidance range of $1.3–$1.5 billion. The year-to-date increase in diesel costs has directly impacted our capitalized stripping costs and we expect our 2026 annual capitalized stripping expenditures to be at the high end of our previously disclosed guidance range of $455–$560 million.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
4	Teck Resources Limited 2026 Third Quarter News Release

•	The Red Dog shipping season commenced on July 12, 2026 and is expected to be completed by early November 2026. We expect sales of zinc in concentrate at Red Dog to be in the range of 65,000 to 75,000 tonnes in the fourth quarter of 2026, reflecting the normal seasonality of Red Dog sales.

2026 Guidance – Summary	Current
Production Guidance
Copper (000’s tonnes)	455 – 530
Zinc (000’s tonnes)	410 – 460
Refined zinc (000’s tonnes)	190 – 230
Sales Guidance – Q4 2026
Red Dog zinc in concentrate sales (000’s tonnes)	65 – 75
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)[1]	1.80 – 2.00
Zinc net cash unit costs (US$/lb.)[1]	0.30 – 0.40

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
5	Teck Resources Limited 2026 Third Quarter News Release

Management's Discussion and Analysis

This management's discussion and analysis (MD&A) is dated as at October 28, 2026 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of Teck Resources Limited (Teck) and the notes thereto for the three and nine months ended September 30, 2026 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2025. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2025, is available on SEDAR+ at www.sedarplus.ca.

This document contains forward-looking statements and forward-looking information. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS” below.

Overview

•	Profitability increased substantially in the third quarter compared to the same period last year, driven by significantly higher copper and zinc prices, higher by-product revenues, lower smelter processing charges and an impairment reversal at our Trail Operations. Our profit attributable to shareholders was $1.6 billion in the third quarter compared with $281 million in the same period last year. In the third quarter, we recorded an after-tax impairment reversal of $667 million at our Trail Operations as a result of higher expectations for long-term commodity prices and strengthening market fundamentals for strategic metals and improved profitability due to our continued focus on cash flow generation through our optimized feed strategy.

•	During the third quarter, London Metal Exchange (LME) copper prices increased by 44% compared to the same period last year, averaging US$6.40 per pound, while LME zinc prices increased by 36%, averaging US$1.74 per pound. The average CAD$/US$ exchange rate of $1.40 in the third quarter slightly increased from the same period last year.

Average Prices and Exchange Rates	Three months ended September 30,		Change
	2026	2025
Copper (LME cash – US$/pound)	$6.40	$4.44	44%
Zinc (LME cash – US$/pound)	$1.74	$1.28	36%
Average exchange rate (CAD$ per US$1.00)	$1.40	$1.38	1%

•	Copper production increased to 115,700 tonnes in the third quarter compared with 104,100 tonnes in the same period last year. The increase was due to higher production at each of our copper operations, with the exception of Carmen de Andacollo, where production decreased as a result of extreme weather conditions, which caused an extended shutdown of the operation. Production increased at Highland Valley Copper (HVC) and Antamina due to higher grades, as expected in the mine plan. Quebrada Blanca (QB) produced 47,200 tonnes of copper in the third quarter compared with 39,600 tonnes in the same period last year, which had 20 days of downtime required to raise the tailings dam crest. Following strong performance in the month of July, severe weather conditions, including heavy snowfall and high winds, caused intermittent power outages at site, shutting down dewatering and other equipment and the concentrator, which impacted mine productivity and access to higher-grade ore into September due to wet conditions in the mine.

6	Teck Resources Limited 2026 Third Quarter News Release

•	Zinc in concentrate production was 115,200 tonnes in the third quarter, a decrease of 35,300 tonnes compared with the same period last year, aligned with planned production profiles at Red Dog and Antamina. At Red Dog, zinc in concentrate production in the third quarter decreased by 15,500 tonnes compared to the same period last year due to lower ore grades, consistent with the mine plan. Zinc production at Antamina (100% basis) was 38,500 tonnes in the third quarter compared with 126,700 tonnes in the same period last year due to a higher ratio of zinc in the copper-zinc ore processed in Q3 2025.

•	Copper sales volumes were 116,200 tonnes in the third quarter, an increase of 5,900 tonnes compared with the same period last year and in line with production.

•	Zinc in concentrate sales volumes of 260,700 tonnes in the third quarter were 45,000 tonnes lower than the same period last year, as a result of lower sales from Antamina and Red Dog due to lower production, as expected. Zinc in concentrate sales volumes at Red Dog in Q3 2026 of 246,700 tonnes were within our previously disclosed guidance range.

•	On September 9, 2025, Teck and Anglo American plc (Anglo American) announced a merger of equals (the Merger) to form Anglo Teck, a global critical minerals champion headquartered in Canada. Teck and Anglo American continue to work collaboratively toward securing the required approvals. The transaction continues to progress as planned and remains on track to close within the originally stated 12–18 months from the date of the announcement. Integration planning continues to advance, with teams focused on Day 1 readiness, maintaining safe and reliable operations, and ensuring business continuity while preparing the combined company to realize the strategic and operational benefits of the transaction. Significant progress has been made, including establishing the future executive leadership team, defining the operating model, and advancing integration plans. Consistent with this progress, Teck and Anglo American announced the composition of the future Executive Leadership Team on July 30, 2026, with these appointments taking effect immediately upon completion of the Merger. We expect that the Merger will close approximately 11 trading days following the satisfaction or waiver of the last condition precedent to the Merger’s closing (other than conditions that cannot be satisfied until the closing of the Merger).

•	On July 7, 2026, Teck, Canada Growth Fund Inc. (CGF), and Natural Resources Canada (NRCan)’s "Canada Critical Minerals Accelerator" announced the signing of a Strategic Investment Agreement to support the potential expansion of production capacity for germanium, gallium, and antimony at Trail Operations. The agreement establishes the commercial framework for an investment by CGF of up to $400 million directly into the facility, as part of an up to $850 million-dollar potential total investment by Teck to sustain and enhance critical minerals processing capacity at Trail Operations. The agreement reflects the intent of both parties to work towards an investment by CGF to unlock the advancement of Trail’s Strategic Metals Initiative, that could double Trail’s existing production capacity for germanium and antimony, and potentially add new gallium production capacity. Realization of the commercial arrangements contemplated by the Agreement remains subject to certain conditions, including the negotiation and execution of definitive documentation and satisfaction of applicable approvals, including demonstration of the value of the initiative in accordance with our capital allocation framework.

•	On October 24, 2026, strike action by United Steelworkers (USW) Local 7619 commenced at our HVC operations in British Columbia. Operations are currently continuing at a reduced capacity. However, we continue to expect HVC’s 2026 annual copper production guidance to be towards the high end of our previously disclosed guidance range. The impact on overall production will depend on the duration of the labour action.

7	Teck Resources Limited 2026 Third Quarter News Release

Profit Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

Profit attributable to shareholders in the third quarter increased to $1.6 billion, or $3.24 per share, compared to $281 million, or $0.58 per share, in the same period last year, driven by significantly higher copper and zinc prices, higher by-product revenues, lower smelter processing charges and an impairment reversal at our Trail Operations in Q3 2026.

Adjusted profit attributable to shareholders1 in the third quarter, taking into account the items identified in the table below, was $923 million, or $1.88 per share, compared with $372 million, or $0.76 per share, in the same period last year. The most significant after-tax adjustment relates to an impairment reversal of $667 million at our Trail Operations as a result of higher expectations for long-term commodity prices and strengthening market fundamentals for strategic metals and improved profitability due to our continued focus on cash flow generation through our optimized feed strategy. As a result of the increased asset values due to Trail's impairment reversal, we also recognized $130 million of deferred tax assets and the recovery related to this reversal.

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2026	2025	2026	2025

Profit attributable to shareholders	$1,592	$281	$3,265	$857
Add (deduct) on an after-tax basis:
Asset impairment reversal	(667)	—	(667)	—
QB variable consideration to Codelco	19	34	77	(16)
Environmental costs	(40)	33	(18)	31
Share-based compensation	22	13	69	33
Commodity derivatives	34	(36)	69	(59)
Tax items	(130)	—	(130)	(82)
Integration and other	93	47	64	98
Adjusted profit attributable to shareholders[1]	$923	$372	$2,729	$862

Basic earnings per share	$3.24	$0.58	$6.66	$1.73
Diluted earnings per share	$3.24	$0.57	$6.64	$1.72
Adjusted basic earnings per share[1]	$1.88	$0.76	$5.57	$1.74
Adjusted diluted earnings per share[1]	$1.88	$0.76	$5.55	$1.73

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of settlement pricing adjustments. Pricing adjustments resulted in $101 million of after-tax gains attributable to shareholders ($202 million, before tax) in the third quarter, or $0.21 per share.

8	Teck Resources Limited 2026 Third Quarter News Release

FINANCIAL OVERVIEW	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except per share data)	2026	2025	2026	2025
Revenue and profit
Revenue	$4,517	$3,385	$12,065	$7,698
Gross profit	$1,688	$660	$5,073	$1,667
Gross profit before depreciation and amortization[1]	$2,220	$1,194	$6,529	$2,955
Profit before taxes	$2,276	$289	$5,071	$864
Adjusted EBITDA[1]	$2,305	$1,171	$6,586	$2,820
Profit attributable to shareholders	$1,592	$281	$3,265	$857
Cash flow
Cash flow from operations	$1,590	$647	$4,332	$220
Expenditures on property, plant and equipment	$716	$488	$1,942	$1,175
Capitalized stripping costs	$157	$48	$388	$157
Balance Sheet
Cash and cash equivalents			$6,685	$4,756
Total assets			$50,260	$44,550
Debt and lease liabilities, including current portion			$4,786	$5,063
Per share amounts
Basic earnings per share	$3.24	$0.58	$6.66	$1.73
Diluted earnings per share	$3.24	$0.57	$6.64	$1.72
Dividends declared per share	$0.125	$0.125	$0.375	$0.375
PRODUCTION, SALES AND PRICES
Production (000’s tonnes)
Copper[2]	116	104	392	319
Zinc in concentrate	115	150	359	456
Zinc – refined	62	53	186	162
Sales (000’s tonnes)
Copper[2]	116	110	407	318
Zinc in concentrate	261	306	379	479
Zinc – refined	63	52	187	165
Average prices and exchange rates
Copper (LME cash – US$/pound)	$6.40	$4.44	$6.09	$4.33
Zinc (LME cash – US$/pound)	$1.74	$1.28	$1.59	$1.26
Average exchange rate (CAD$ per US$1.00)	$1.40	$1.38	$1.39	$1.40

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation.
9	Teck Resources Limited 2026 Third Quarter News Release

SEGMENTED RESULTS

Our revenue, gross profit, and gross profit before depreciation and amortization1 by reportable segments are summarized in the table below.

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2026	2025	2026	2025

Revenue
Copper	$2,449	$1,669	$8,054	$4,633
Zinc	2,068	1,716	4,011	3,065
Total	$4,517	$3,385	$12,065	$7,698

Gross profit
Copper	$1,223	$355	$3,920	$1,026
Zinc	465	305	1,153	641
Total	$1,688	$660	$5,073	$1,667

Gross profit before depreciation and amortization[1]
Copper	$1,582	$740	$5,151	$2,117
Zinc	638	454	1,378	838
Total	$2,220	$1,194	$6,529	$2,955

Gross profit margins before depreciation and amortization[1]
Copper	65%	44%	64%	46%
Zinc	31%	26%	34%	27%

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

10	Teck Resources Limited 2026 Third Quarter News Release

COPPER SEGMENT

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2026	2025	2026	2025

Copper price (realized – US$/pound)	$6.41	$4.45	$6.06	$4.36
Production (000’s tonnes)[1]	116	104	392	319
Sales (000’s tonnes)[1]	116	110	407	318
Gross profit	$1,223	$355	$3,920	$1,026
Gross profit before depreciation and amortization[2]	$1,582	$740	$5,151	$2,117
Property, plant and equipment expenditures	$596	$400	$1,680	$964

Notes:

1.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit from our copper segment increased to $1.2 billion in the third quarter from $355 million in the same period last year (see table below), primarily due to significantly higher copper prices. Q3 2026 sales volumes were in line with production in the quarter, and higher than the same period last year.

Copper production increased to 115,700 tonnes in the third quarter compared with 104,100 tonnes in the same period last year. The increase was due to higher production at each of our copper operations, with the exception of Carmen de Andacollo, where production decreased as a result of extreme weather conditions, which caused an extended shutdown of the operation. Production increased at Highland Valley Copper and Antamina due to higher grades, as expected in the mine plan. Quebrada Blanca produced 47,200 tonnes of copper in the third quarter compared with 39,600 tonnes in the same period last year, which had 20 days of downtime required to raise the tailings dam crest. Following strong performance in the month of July, severe weather conditions, including heavy snowfall and high winds, caused intermittent power outages at site, shutting down dewatering and other equipment and the concentrator, which impacted mine productivity and access to higher-grade ore into September due to wet conditions in the mine. Further to these impacts, a planned maintenance shutdown was taken in September.

11	Teck Resources Limited 2026 Third Quarter News Release

The table below summarizes the change in gross profit in our copper segment for the quarter.

Gross Profit (CAD$ in millions)	Three months ended September 30,

As reported in the third quarter of 2025	$355
Increase (decrease):
Copper price realized	664
Smelter processing charges	47
Sales volumes	29
Unit operating costs	62
Transportation costs	30
Co-product and by-product contribution	(13)
Foreign exchange (CAD$/US$)	23
Depreciation	26
Net increase	$868
As reported in current quarter	$1,223

Property, plant and equipment expenditures in the third quarter totalled $596 million. Sustaining capital totaled $288 million, of which $190 million related to QB. Growth capital of $308 million primarily related to the Highland Valley Copper Mine Life Extension (HVC MLE) project construction and development activities and Zafranal project work, outlined below.

Capitalized stripping costs were $154 million in the third quarter compared with $39 million in the same period last year. The increase relates to $70 million of capitalized stripping costs for HVC MLE with the remainder due to higher waste movement at Antamina and QB in line with mine sequencing.

Markets

In the third quarter of 2026, LME copper prices increased by 5.8% compared with the previous quarter and 44.1% over the same period last year, averaging US$6.40 per pound. The average LME copper price has now risen every quarter since Q1 2025. Spot prices continued to increase through the quarter, reaching new all-time nominal highs in September in excess of US$6.70 per pound.

The copper concentrate market remained very tight during the quarter, with the availability of concentrate to custom smelters continuing to deteriorate, partly due to the impact of El Niño-related weather conditions in Chile. Government statistics showed that Chilean copper production in August declined to its lowest level since 2011. The lack of concentrate also started to impact Chinese smelter output, with refined production falling on a year-on-year basis for the first time since 2022. Despite falling sulphuric acid prices, spot treatment and refining charges for copper concentrate continued to fall, reflecting a growing imbalance between the volume of concentrate required by smelters and the supply available from mines.

Global copper apparent demand remains robust, assisted by government spending on electrical infrastructure and technology-related capital spend. Higher prices have seen growth decelerate in certain end uses, however inventory cover remains low in key Asian consumer markets, most notably China. While the Chinese construction sector continued to act as a drag on global copper demand, this was offset by growth in other areas, most notably robotics and battery storage systems.

12	Teck Resources Limited 2026 Third Quarter News Release

Global copper inventory held in exchange warehouses fell by around 60,000 tonnes in the third quarter, declining to below one million tonnes. The imbalance in the geographic distribution of global inventories widened further, with an approximate 100,000 tonne gain in Commodity Exchange (COMEX) warehouses during the third quarter, reflecting the persistent price premium of the Chicago Mercantile Exchange (CME) contract over LME. Much of this material can be viewed as unavailable to Asian consumers at present, and thus, plays only a limited role in copper price formation.

Operations

Quebrada Blanca

•	Following strong performance in July, severe weather in August, including heavy snowfall and high winds, caused intermittent power outages at site, resulting in shutdowns of the concentrator, dewatering systems and other equipment. These disruptions, combined with wet mining conditions, reduced access to planned higher-grade ore and impacted mine productivity into September. Consistent with the mine plan, operations have been primarily focused in one phase of the mine, limiting operational flexibility. As the mine plan advances and multiple mining faces are increasingly open through Q4 2026 and into 2027, operational flexibility and ore sourcing optionality are expected to increase, improving reliability and resilience to severe weather conditions.

•	QB successfully completed a planned maintenance shutdown in September, with no further planned shutdowns for the remainder of 2026, supporting continued operational performance for the remainder of the year.

•	As a result of the impact of severe weather conditions in the quarter, QB copper production of 47,200 tonnes in Q3 2026, was lower than production of 55,800 tonnes in the second quarter of 2026. Copper production in Q3 2026 was higher than the 39,600 tonnes produced in the same period last year due to 20 days of downtime in September 2025 required to raise the tailings dam crest.

•	Throughput was strong in July but was affected by weather-related disruptions in August and wet material in September, noted above, averaging 117,000 tonnes per day in Q3 2026. Recoveries were 81.1% in the quarter, lower than Q2 2026, due to wet material and higher clays as a result of limited feed optionality while mine access was constrained. Work is continuing on recovery performance improvements. Grades averaged 0.55% in Q3 2026, lower than planned due to weather-related constraints on access to higher-grade ore.

•	Despite the impact of severe weather conditions in the third quarter, our annual 2026 copper production guidance for QB of 200,000 to 235,000 tonnes is unchanged.

•	Q3 2026 molybdenum production at QB was 600 tonnes, higher than the 480 tonnes produced in the same period last year but lower than the 840 tonnes produced in Q2 2026. Production was affected by the same operational factors impacting copper production during the quarter.

•	Quarterly copper sales at QB of 45,000 tonnes were 1,100 tonnes higher than the same period last year, reflecting higher production and timing of shipments.

•	Operating costs in the third quarter of US$336 million, before changes in inventory and capitalization of stripping costs, were US$19 million higher than the same period last year mainly driven by higher diesel and energy prices, higher maintenance costs due to a planned maintenance shutdown during the quarter and higher mill throughput.

13	Teck Resources Limited 2026 Third Quarter News Release

•	QB net cash unit costs[1] of US$2.48 per pound in the third quarter decreased significantly compared to US$2.91 per pound in the same period last year, primarily driven by lower transportation costs due to the shiploader not being in service in Q3 2025, as well as higher sales volumes and by-product credits. QB net cash unit costs[1] in Q3 were higher than Q2 2026 net cash unit costs[1] of US$1.83 per pound due to lower copper sales volumes and lower by-product credits.

•	Q3 2026 marked the fourth consecutive quarter with no TMF-related concentrator downtime and we achieved our highest monthly sand deposition rate in July, reflecting continued progress in TMF development and operational reliability. Work to further improve deposition performance is ongoing through construction of the secondary cyclone station, with commissioning expected in Q1 2027.

•	As previously disclosed, and consistent with our QB Action Plan, we have advanced material placement planned for 2027 into 2026 and commenced construction of Rock Bench 6 in Q3 2026. Advancing this work enables installation of the permanent TMF pipeline infrastructure, which commenced in October. Once installation is complete, the permanent TMF pipeline infrastructure will mechanically raise the tailings pipeline, supporting more efficient and optimized TMF performance to enable achievement of steady-state operations. Completion of Rock Bench 6 construction and installation of the permanent TMF pipeline infrastructure is expected in Q1 2027.

Highland Valley Copper

Copper production of 35,200 tonnes in the third quarter was 7,100 tonnes higher than the same period last year. The increase was primarily due to higher grades and throughput rates as we continue to process softer ore from the Lornex pit offset partially by wildfires resulting in power interruptions and drought conditions experienced during the quarter that caused insufficient site water levels to operate the mill and necessitated a 7-day shutdown in the month of August to allow water levels to recover.

Copper sales volumes of 36,600 tonnes in the third quarter were 4,900 tonnes higher than the same period last year, reflecting higher production levels in the quarter.

Operating costs in the third quarter of $283 million, before changes in inventory and capitalization of stripping costs, were $50 million higher than the same period last year, driven primarily by higher diesel costs and increased labour and contractor costs related to higher material movement. Our collective bargaining agreement with USW Local 7619 expired on September 30, 2026. Strike action by USW Local 7619 commenced at HVC on October 24, 2026. Operations are currently continuing at a reduced capacity. However, we continue to expect HVC’s 2026 annual copper production guidance to be towards the high end of our previously disclosed guidance range. The impact on overall production will depend on the duration of the labour action. We are committed to reaching a collective agreement that is fair and reasonable for employees and supports the ongoing viability of the operation.

Capitalized stripping costs in the third quarter were $78 million compared with no capitalized stripping in the same period last year due to the waste stripping requirements for HVC MLE. Capitalized stripping activity is expected to continue to ramp up in the fourth quarter as per the mine plan and is expected to be impacted by changes in diesel prices.

HVC MLE project

Construction activities advanced during the quarter, with a planned temporary shutdown of one grinding line to facilitate processing plant upgrades. Work continued on plant upgrades, tailings infrastructure, power infrastructure, earthworks, pipelines and brownfield work. During the quarter, the project surpassed 1.5 million hours worked without a high-potential incident or lost-time injury, completed its largest concrete pour to date, and advanced infrastructure and construction work. Overall construction progress surpassed 25% during the quarter.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
14	Teck Resources Limited 2026 Third Quarter News Release

HVC MLE total project capital cost is estimated to be between $2.1–$2.4 billion and is expected to be spent between 2025 and 2028, which is unchanged from our previous disclosures. HVC MLE project capital expenditures were $230 million in the third quarter of 2026, and we continue to expect 2026 project capital expenditures to be between $900 million–$1.2 billion.

Antamina

Copper production (100% basis) of 123,000 tonnes in the third quarter was 18,700 tonnes higher than the same period last year. The increase was primarily due to higher copper head grades and strong concentrator performance. Zinc production (100% basis) was 38,500 tonnes in the third quarter compared with 126,700 tonnes in the same period last year due to the higher ratio of copper-zinc ore processed in Q3 2025, as expected.

Operating costs in the third quarter, before changes in inventory and capitalization of stripping costs, of US$124 million (22.5% share) were US$26 million higher than the same period last year, primarily due to higher diesel prices, higher labour costs related to workers' profit sharing participation, and higher concentrator performance, as noted above.

Carmen de Andacollo

Copper production of 5,700 tonnes in the third quarter decreased by 7,200 tonnes compared to the same period last year. Production was significantly impacted by extreme weather conditions during the quarter, including heavy rainfall and flooding that resulted in an extended suspension of operations and a phased restart of processing activities. Production improved progressively through the quarter as operations were restored and plant throughput increased in the month of September returning to full production by month end.

Operating costs in the third quarter of US$36 million, before changes in inventory and capitalization of stripping costs, were US$26 million lower than the same period last year, due to lower production volumes during the quarter resulting from the suspension of operations.

Cost of Sales

Cost of sales was $1.2 billion in the third quarter compared with $1.3 billion in the same period last year. We recorded $359 million of depreciation and amortization expense in the third quarter compared with $385 million in the same period last year as a result of the extension of useful lives at HVC from sanctioning of the HVC MLE project. The decreases in cost of sales were primarily the result of lower expensed waste material movement at HVC, lower transportation costs at QB, and the reclassification of excess fixed overhead costs arising from extreme weather-related events during the quarter.

Excluding QB, total cash unit costs1 in the third quarter were US$1.76 per pound compared to US$2.18 per pound in the same period last year primarily due to higher production volumes and significantly lower copper smelter processing charges, which were negative in Q3 2026. Including QB, total cash unit costs1 in the third quarter were US$2.29 per pound compared to US$2.69 per pound in the same period last year due to lower operating costs after inventory change and capitalization of stripping costs, lower smelter processing charges and higher production.

Excluding QB, net cash unit costs1 in the third quarter were US$1.33 per pound, or US$0.23 per pound lower than the same period last year primarily due to the above-noted total unit cost factors, partially offset by lower zinc by-product credits at Antamina from a higher proportion of copper-only ore produced this quarter. Including QB, net cash unit costs1 for the third quarter were US$1.77 per pound, US$0.32 per pound lower than the same period last year due to the above noted total unit cost factors, and increased silver and molybdenum by-product credits from QB, offset by the lower zinc by-product credits at Antamina.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
15	Teck Resources Limited 2026 Third Quarter News Release

The table below presents our copper unit costs including QB.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in US$ per pound)	2026	2025	2026	2025

Adjusted cash cost of sales[1]	$2.43	$2.69	$2.33	$2.49
Smelter processing charges	(0.14)	—	(0.06)	0.05
Total cash unit costs[1]	$2.29	$2.69	$2.27	$2.54
Cash margin for by-products[1]	(0.52)	(0.60)	(0.55)	(0.50)
Net cash unit costs[1]	$1.77	$2.09	$1.72	$2.04

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Outlook

Our 2026–2028 annual production and 2026 annual cost guidance for our copper segment is outlined in our guidance tables on pages 30–33.

Annual production plans are based on mine plans which contain normal grade variability and periodic planned maintenance shutdowns, which are reflected in our annual production guidance for our operations. At HVC, based on our current mine plan, we expect lower grades, mill throughput and recoveries in the fourth quarter of 2026 as we process less Lornex ore and more ore from the Bethlehem and Highmont pits, and we complete mill upgrade work related to the HVC MLE project.

Despite the impact of severe weather conditions in the third quarter, our annual 2026 copper production guidance for QB of 200,000 to 235,000 tonnes is unchanged. Based on strong operational performance through September 30, 2026 at HVC, we expect our 2026 annual copper production to be towards the high end of our previously disclosed guidance of 115,000 to 135,000 tonnes. As a result of the significant impact of extreme weather conditions in Q3 at Carmen de Andacollo, we expect our 2026 annual copper production to be at the low end of our previously disclosed guidance of 45,000 to 55,000 tonnes.

We also expect our total annual 2026 molybdenum production to be at the low end of our previously disclosed guidance range of 5,000 to 6,200 tonnes.

As a result of strong year-to-date by-product pricing, we have reduced our 2026 annual copper net cash unit cost1 guidance to US$1.80–$2.00 per pound compared to our previously disclosed guidance range of US$1.85–$2.20 per pound.

As previously disclosed, we are advancing construction of Rock Bench 6 at the QB TMF, which was not included in our 2026 annual capital expenditure guidance and as a result, we expect to be at the high end of our previously disclosed 2026 annual sustaining capital guidance in our copper segment of between $1.2–$1.3 billion. Our 2026 annual capitalized stripping cost guidance for our copper segment remains unchanged. Costs are expected to increase compared to 2025 as stripping activities increase to enable HVC MLE where capitalized stripping costs are expected to remain at elevated levels through 2029. The year-to-date increase in diesel costs has directly impacted our capitalized stripping costs and as such, we expect our 2026 annual capitalized stripping expenditures to be at the high end of our previously disclosed guidance range of between $450–$550 million.

Our 2026 growth capital expenditure guidance of $1.3–$1.6 billion is unchanged and includes $900 million–$1.2 billion relating to HVC MLE. The remaining growth capital primarily relates to our other near-term copper growth projects including Zafranal, and is focused on advancing engineering, feasibility studies, and permitting.

16	Teck Resources Limited 2026 Third Quarter News Release

Projects and Copper Growth

As previously disclosed, we are prioritizing capital and resources towards QB while advancing the execution of HVC MLE. In parallel, we continue to advance our copper growth portfolio through permitting land access, engineering, technical studies, and project development activities at Zafranal and Minas de San Nicolás, S.A.P.I. de C.V. (San Nicolás). Feasibility studies, detailed engineering, and early works are underway to position these projects for future sanction decisions.

Zafranal

Activities continued during the quarter in support of a future sanction decision. Work progressed across exploration, permitting, land access, community engagement and technical studies. Commercial activities also advanced, including evaluation of power supply and infrastructure options to support future project development.

Permitting, stakeholder engagement, land tenure and environmental programs continued to support pre-sanction activities and execution readiness.

Minas de San Nicolás

Activities continued during the quarter to support a potential future sanction decision. Work progressed on power and water planning, condemnation drilling and geological evaluation in proximity to the projected mine area.

Following receipt of the land use change (ETJ) and the environmental impact assessment (MIA-R) permits in July 2026, work continued during the quarter on engineering, critical infrastructure and permitting activities, including advancement of secondary permits for power and water infrastructure, as well as other pre-construction authorizations. These activities continue to refine project scope, capital cost estimates and an execution plan, as the project moves toward a potential sanction decision in late 2027 to early 2028, subject to the receipt of the required permits and authorizations.

17	Teck Resources Limited 2026 Third Quarter News Release

ZINC SEGMENT

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2026	2025	2026	2025

Zinc price (realized – US$/pound)	$1.70	$1.29	$1.65	$1.27
Production (000’s tonnes)
Refined zinc	62	53	186	162
Zinc in concentrate[1]	107	122	325	375
Sales (000’s tonnes)
Refined zinc	63	52	187	165
Zinc in concentrate[1]	251	273	343	399
Gross profit	$465	$305	$1,153	$641
Gross profit before depreciation and amortization[2]	$638	$454	$1,378	$838
Property, plant and equipment expenditures	$117	$85	$252	$198

Performance

Gross profit from our zinc segment was $465 million in the third quarter, an increase of $160 million compared to the same period last year. The increase was primarily due to higher zinc prices and higher by-product revenues at both Red Dog and Trail, partially offset by higher cost of sales attributable to increased concentrate purchase costs and royalty costs compared to the same period last year. Gross profit before depreciation and amortization2 at Trail Operations improved significantly in the third quarter to $169 million from $54 million in the same period last year due to our continued focus on improving Trail's profitability and cash generation through value driven optimization of feed sources and production, including prioritizing the processing of residues in the near term based on suitable market conditions. The benefit of these initiatives, combined with improved pricing for by-products such as silver and germanium, contributed to an increase in gross profit before depreciation and amortization2 in the third quarter compared to the same period last year.

Zinc production at Red Dog in the third quarter decreased by 15,500 tonnes from the same period last year to 106,500 tonnes, primarily due to lower grades, as expected in the mine plan. Red Dog's lead production of 20,600 tonnes decreased by 6,800 tonnes compared to the same period last year due to lower grades. Zinc in concentrate sales volumes from Red Dog of 246,700 tonnes in the third quarter were 26,100 tonnes lower than the same period last year, and were within our previously disclosed guidance range of 220,000 to 270,000 tonnes.

Refined zinc production at Trail Operations in the third quarter was 61,900 tonnes, an increase of 9,300 tonnes compared to the same period last year higher as a result of the zinc electrolytic plant running at full capacity through the quarter, compared to the same period last year where we were operating at lower rates. We continued to optimize feed sources, including balancing the processing of stockpiled residues with the processing of residues generated from the zinc circuit, as expected during the quarter.

Notes:

1.	Excludes co-product zinc production and sales from our 22.5% proportionate interest in Antamina.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
18	Teck Resources Limited 2026 Third Quarter News Release

The table below summarizes the change in gross profit in our zinc segment for the quarter.

Gross Profit (CAD$ in millions)	Three months ended September 30,

As reported in the third quarter of 2025	$305
Increase (decrease):
Zinc price realized	251
Sales volumes	(33)
Unit operating costs	(98)
Co-product and by-product contribution	89
Royalties	(40)
Foreign exchange	15
Depreciation	(24)
Net increase	$160
As reported in current quarter	$465

Property, plant and equipment expenditures in the third quarter totalled $117 million, including $42 million for sustaining capital, of which $17 million related to our Trail Operations and $25 million related to our Red Dog Operations. The remainder of the expenditures related to our Red Dog mine life extension project.

Markets

Zinc prices on the LME in the third quarter of 2026 averaged US$1.74 per pound, representing an 11% increase from the previous quarter and a 36% increase from the same period last year. In early September, the LME zinc price increased to above US$1.80 per pound for the first time since 2022. Subsequently, Chinese refined zinc exports increased, reflecting the ability of Chinese smelters to act as swing suppliers to global markets.

The zinc concentrate market experienced a further sharp decline in spot treatment charges, with assessments reaching new all-time lows. After remaining strong during the first half of the year, Chinese concentrate imports trended lower on a year-over-year basis during the third quarter, reflecting weaker than expected mine supply growth and strong smelter demand, despite weakening smelter economics. The Chinese domestic zinc concentrate market also experienced negative treatment charges for the first time on record during the third quarter.

Global reported zinc metal inventory fell sequentially during Q3 2026, with the 73,000 tonne decline representing the sharpest sequential drop since Q3 2024. Overall inventory cover remained low in weeks of consumption. The U.S. Midwest premium for refined zinc (over LME cash) was relatively stable during the quarter, amid resilient North American demand. Global zinc demand in Q3 was roughly flat on a year-on-year basis.

Germanium dioxide prices reached record levels during the quarter amid a global focus on security of supply, while exports from China remained well below levels seen in recent years.

Operations

Red Dog

Zinc production in the third quarter of 106,500 tonnes decreased from 122,000 tonnes produced in the same period last year primarily due to lower grades, as expected in the mine plan. Lead production of 20,600 tonnes in the third quarter was lower than the 27,400 tonnes produced in the same period last year, reflecting lower grades.

19	Teck Resources Limited 2026 Third Quarter News Release

Zinc sales volumes of 246,700 tonnes in the third quarter were 26,100 tonnes lower than the same period last year, consistent with lower production. Sales volumes in the third quarter were within our previously disclosed guidance range of 220,000 to 270,000 tonnes.

Operating costs, before changes in inventory, capitalization of stripping costs and royalties were US$133 million in the third quarter, US$11 million lower than the same period last year, primarily due to water treatment costs, partially offset by higher fuel costs, as the operation began to use diesel shipments from 2026. Red Dog procures diesel for the full year during the shipping season, the majority of which was delivered in the third quarter.

Red Dog Mine Life Extension (Red Dog MLE)

We continue to advance the Red Dog MLE project, located in Alaska's Red Dog district approximately 10 to 20 kilometres from our existing Red Dog Operations. The prefeasibility study is progressing, with the updated mine plan completed, underground access development planning advanced, and key exploration and drilling programs completed in support of project development. On September 1, 2026, the project qualified for the FAST-41 federal permit review program following the submission of federal permit applications. For 2026, we expect growth capital expenditures of between $200–$250 million, unchanged from our previously disclosed guidance. Activities during the quarter focused on engineering studies, permitting, baseline environmental assessments and project development. The updated prefeasibility study remains on track for completion in December 2026 and is expected to support a potential underground exploration ramp development decision in the second half of 2027.

Trail Operations

We continued to optimize feed sources, including balancing the processing of stockpiled residues with the processing of residues generated from the zinc circuit as expected during the quarter. Refined zinc production of 61,900 tonnes in the third quarter was 9,300 tonnes higher than the same period last year. Refined lead production was 21,800 tonnes in the third quarter, 4,200 tonnes higher than the same period last year. Production of by-products, such as silver and germanium, was lower compared to the same period last year.

Operating costs, before changes in inventory, in the third quarter were $16 million or 11% higher than the same period last year at $160 million, primarily due to increased operating costs as the zinc circuit ran at full production rates.

Our continued focus at Trail has been on improving its profitability and cash generation through value-driven optimization of feed sources and production, including prioritizing the processing of residues in the near term based on suitable market conditions. The benefit of these initiatives, combined with improved pricing for by-products such as silver and germanium, contributed to an increase in profitability in the third quarter compared to the same period last year.

In the third quarter, we recorded a pre-tax impairment reversal of $888 million at our Trail Operations as a result of higher expectations for long-term commodity prices and strengthening market fundamentals for strategic metals and improved profitability due to our continued focus on cash flow generation through our optimized feed strategy.

On July 7, 2026, Teck, CGF, and NRCan’s "Canada Critical Minerals Accelerator" announced the signing of a Strategic Investment Agreement (the Agreement) to support the potential expansion of production capacity for germanium, gallium, and antimony at Trail Operations smelting and refining complex in British Columbia.

The Agreement establishes the commercial framework for an equity-like investment by CGF of up to $400 million directly into the facility, as part of an up to $850 million-dollar potential total investment by Teck to sustain and enhance critical minerals processing capacity at Trail Operations from a portfolio of feed sources. The Agreement also provides for the establishment of an offtake structure with the Government of Canada, including offtake rights for a portion of future germanium, antimony and gallium produced by Trail, that will build on Canada’s position as a reliable critical minerals supplier to global partners.

20	Teck Resources Limited 2026 Third Quarter News Release

The Agreement reflects the intent of both parties to work towards an investment by CGF to unlock the advancement of Trail’s Strategic Metals Initiative, that could double Trail’s existing production capacity for germanium and antimony, and potentially add new gallium production capacity. Realization of the commercial arrangements contemplated by the Agreement remains subject to certain conditions, including the negotiation and execution of definitive documentation and satisfaction of applicable approvals, including demonstration of the value of the initiative in accordance with our capital allocation framework.

Cost of Sales

Cost of sales was $1.6 billion in the third quarter compared with $1.4 billion in the same period last year. The increase was primarily driven by increased concentrate purchase costs at Trail due to higher commodity prices and higher royalty costs tied to the profitability of Red Dog.

Total cash unit costs1 for Red Dog were US$0.71 per pound in the third quarter, US$0.10 per pound higher than the same period last year due to processing lower-grade ore. Net cash unit costs1 of US$0.27 per pound in the third quarter were US$0.10 per pound higher than the same period last year due to the above-noted lower-grade ore, offset by higher by-product prices resulting in a similar cash margin for by-products. Our third quarter 2026 net cash unit costs1 also reflect the normal seasonality of sales at Red Dog.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in US$ per pound)	2026	2025	2026	2025

Adjusted cash cost of sales[1]	$0.63	$0.52	$0.61	$0.50
Smelter processing charges	0.08	0.09	0.08	0.11
Total cash unit costs[1]	$0.71	$0.61	$0.69	$0.61
Cash margin for by-products[1]	(0.44)	(0.44)	(0.39)	(0.31)
Net cash unit costs[1]	$0.27	$0.17	$0.30	$0.30

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
21	Teck Resources Limited 2026 Third Quarter News Release

Outlook

Our 2026–2028 annual production and 2026 annual cost guidance for our zinc segment is outlined in our guidance tables on pages 30–33. As a result of our strong year-to-date cost performance and by-product pricing, we have updated our annual 2026 total and net cash unit cost guidance for our zinc business, as outlined below.

Refined zinc production at Trail in Q4 2026 is expected to be similar to the third quarter as we continue to optimize feed sources, including balancing the processing of stockpiled residues with the processing of residues generated from the zinc circuit. Shutdowns for required maintenance in both the zinc and lead circuits are expected in the fourth quarter in line with our plans and as reflected in our previously disclosed annual 2026 production guidance which will reduce production of by-products. Based on performance through September 30, 2026, we expect our 2026 annual refined zinc production to be at the high end of our previously disclosed guidance of 190,000 to 230,000 tonnes.

We also expect our 2026 annual zinc in concentrate production to be at the high end of our previously disclosed guidance range of 410,000 to 460,000 tonnes due to strong year-to-date performance at Red Dog.

As previously disclosed, grades at Red Dog are expected to decrease as the operation nears the end of mine life. Mining in the Qanaiyaq pit was completed in the third quarter with the Aqqaluk pit as the remaining ore source. Higher than average precipitation events have caused slippage along a known fault in the Aqqaluk pit requiring mining in areas with lower grade, resulting in lower production of zinc in concentrate expected in 2026, 2027 and 2028, as reflected in our previously disclosed guidance.

The Red Dog shipping season commenced on July 12, 2026 and is expected to be completed by early November 2026. We expect sales of zinc in concentrate at Red Dog to be in the range of 65,000 to 75,000 tonnes in the fourth quarter of 2026, reflecting the normal seasonality of Red Dog sales.

As a result of our strong year-to-date cost performance and by-product pricing, we have reduced our 2026 annual zinc total cash unit cost1 guidance to US$0.70–$0.80 per pound, compared to our previously disclosed guidance of US$0.80–$0.90 per pound, and our 2026 annual zinc net cash unit cost1 guidance to US$0.30–$0.40 per pound, compared to our previously disclosed guidance of US$0.65–$0.75 per pound.

Our 2026 annual sustaining capital expenditures in our zinc segment are expected to be between $150–$200 million, unchanged from our previously disclosed guidance. Capitalized stripping costs in 2026 are expected to decrease to $5–$10 million as Red Dog nears the end of mine life. As outlined above, Red Dog MLE has several high-quality opportunities that could extend the mine life of Red Dog beyond 2032. The expected 2026 capital spend for these activities is $200–$250 million.

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
22	Teck Resources Limited 2026 Third Quarter News Release

OTHER OPERATING INCOME AND EXPENSES

Other operating income, net of other expense, was $28 million in the third quarter compared with $50 million of expense in the same period last year. The change in the third quarter of 2026 was primarily due to $202 million of positive settlement pricing adjustments in the quarter compared with $108 million in the same period last year and $38 million of gains related to changes in our environmental provisions compared with $40 million of losses in the same period last year. These increases were partially offset by $47 million of losses on our commodity derivatives and $54 million of costs associated with extreme weather-related shutdowns during the quarter.

The table below outlines our outstanding receivable positions, which are valued using provisional prices at September 30, 2026 and June 30, 2026.

	Outstanding at		Outstanding at
	September 30, 2026		June 30, 2026
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	253	6.55	270	6.07
Zinc	381	1.76	59	1.62

In the third quarter, our total general and administration and research and innovation costs were $13 million lower than the same period last year primarily due to the timing of expenditures. For the nine months ended September 30, 2026, our total general and administration and research and innovation costs were in line with the prior year despite higher profit-sharing bonuses related to improved profitability, reflecting ongoing structural cost reductions across our corporate functions.

In the third quarter, our finance income was $60 million, $6 million higher than the same period last year due to higher investment income earned on increased cash balances.

Finance expense includes the interest on our debt, QB project financing, advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (SMM/SC), and lease liabilities, as well as letters of credit and standby fees, the interest components of our pension obligations, and the accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. Our finance expense decreased to $212 million in the third quarter compared with $229 million in the same period last year, primarily due to scheduled semi-annual repayments of the QB project finance facility and higher interest capitalized in respect of the HVC MLE project.

Non-operating expense, net of non-operating income, was $97 million in the third quarter compared with $52 million of expense in the same period last year. The most significant items in the quarter were $59 million of integration planning and transaction costs and a $31 million loss relating to changes in the carrying value of the financial liability for the preferential dividend stream to Corporación Nacional del Cobre de Chile (Codelco). In the same period last year the most significant item within non-operating expense, net of non-operating income, was a $58 million loss relating to changes in the carrying value of the financial liability for the preferential dividend stream to Codelco.

Income Taxes

Provision for income and resource taxes was $695 million, or 31% of pre-tax profit. Our effective tax rate this quarter was higher than the Canadian statutory income tax rate of 27%, primarily due to resource taxes, and partially offset by the recognition of $130 million of deferred tax assets in connection with our Trail Operations. Excluding this item, our effective tax rate for the quarter would have been approximately 36%.

23	Teck Resources Limited 2026 Third Quarter News Release

We expect our long-term effective tax rate to be in the range of 39% to 41%, however, quarterly and annual results may vary due to the relative amount of operating margins, the scope and timing of development expenditures for the Highland Valley Copper and Red Dog MLE and other copper growth projects, certain corporate and finance expenses that are not deductible for resource tax purposes, the statutory tax rates in the jurisdictions in which we operate, impairments and impairment reversals, and other factors. We are subject to and pay income and resource taxes in all jurisdictions that we operate in.

On October 9, 2026, Chile enacted tax legislation that gradually reduces the Chilean corporate income tax rate from 27% to 23% between 2027 and 2029. As the legislation was enacted subsequent to September 30, 2026, the effect of this change has not been recognized in this quarter. We estimate the impact from the remeasurement of our Chilean net operating loss carryforwards, net of other temporary differences, at the lower future tax rates will result in a one-time charge to deferred income tax expense of approximately $70 million.

24	Teck Resources Limited 2026 Third Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our strong balance sheet provides resilience to market uncertainty. As at September 30, 2026, our financial position and liquidity remained very strong. Our debt position, net debt (cash)2 and credit ratios are summarized in the table below.

	September 30, 2026		December 31, 2025

Term notes	$1,029		$1,029
QB senior limited recourse project finance facility	1,471		1,618
Lease liabilities	667		699
Antamina credit facilities	225		225
Less unamortized fees and discounts	(19)		(24)
Debt and lease liabilities (US$ in millions)	$3,373		$3,547

Debt and lease liabilities (Canadian $ equivalent)[1]	$4,786		$4,862
Less cash and cash equivalents	(6,685)		(5,012)
Net cash[2] (A)	$(1,899)		$(150)

Equity (B)	$30,156		$26,007
Net debt to net debt-plus-equity ratio[2] (A/(A+B))	(7)%		(1)%
Net debt to adjusted EBITDA ratio[2]	(0.2	)x	—
Weighted average coupon rate on the term notes	5.6%		5.6%

Notes:
1.	Translated at period end exchange rates.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Our liquidity was $10.9 billion as at September 30, 2026, including $6.7 billion of cash. Our cash balance increased by $1.7 billion as of September 30, 2026 compared to December 31, 2025 due to strong cash flows generated by operations.

We returned $61 million to shareholders in the third quarter reflecting our regular base quarterly dividend. During the interim period prior to the closing of the Merger, the arrangement agreement restricts Teck from declaring or paying additional dividend amounts exceeding $0.125 per share per fiscal quarter without the prior approval of Anglo American. We have not executed share buybacks since July 25, 2025, as Teck is restricted from repurchasing securities under the Merger arrangement agreement, and we did not renew our normal course issuer bid in Q4 2025.

Teck maintains a limited recourse QB project financing facility with a remaining balance of US$1.5 billion at September 30, 2026. Pre-completion guarantees for the facility were released upon achievement of project final completion in 2025.

25	Teck Resources Limited 2026 Third Quarter News Release

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. Our US$3.0 billion committed revolving credit facility is a sustainability linked-facility, which involves pricing adjustments that are aligned with our sustainability performance and strategy. Our sustainability performance over the term of the facility is measured by greenhouse gas (GHG) intensity, percentage of women in Teck's workforce, and safety. This facility does not contain an earnings- or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition. The only financial covenant under our bank agreements is a requirement for our adjusted net debt to capitalization ratio not to exceed 60%. That ratio was negative at September 30, 2026. Antamina maintains a US$1.0 billion loan agreement that matures in June of 2030. Our 22.5% share of the loan is US$225 million. The loan is non-recourse to us and to the other Antamina owners.

We also have various other uncommitted credit facilities, standby letters of credit and surety bonds that primarily secure our reclamation obligations. The amounts issued under these facilities totalled $2.7 billion at September 30, 2026. We may be required to post additional security in respect of reclamation at our operating sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated.

Operating Cash Flow

Cash flow from operating activities was a source of cash of $1.6 billion in Q3 2026, compared with $647 million in the same period last year. The improvement was primarily driven by higher profitability reflecting increased commodity prices and lower smelter processing charges. These positive factors were partially offset by higher income tax payments resulting from increased profitability.

Changes in working capital resulted in a use of cash of $236 million in Q3 2026, compared with a use of cash of $272 million in the same period last year, primarily related to higher trade receivables due to higher commodity prices and the timing of sales at Red Dog due to the shipping season.

During Q3 2026, the use of cash from changes in working capital was primarily related to the seasonal sales pattern at our Red Dog operation, where significant sales volumes occur in the third quarter each year. As a result, Red Dog had a significant increase in trade receivables, reflecting higher zinc and lead sales volumes and metal prices. The increase in trade receivables was partially offset by a reduction in production inventories following the commencement of the Red Dog shipping season in early July and an increase in the NANA royalty accrual, which will be paid out in Q1 2027. We expect Red Dog's trade receivables to be substantially reduced in the fourth quarter providing a source of cash from changes in working capital.

Investing Activities

Capital expenditures on property, plant and equipment were $716 million in Q3 2026, compared with $488 million in the same period last year, reflecting continued investment in sustaining operations and near-term copper growth. Sustaining capital expenditures were $330 million, up from $278 million in the same period last year. The largest components included $190 million at QB, primarily for TMF development, and $53 million at Antamina. Growth capital expenditures increased to $383 million, consisting of $230 million related to the HVC MLE project, $75 million related to the Red Dog MLE project and $78 million related to our other copper growth projects.

Capitalized stripping costs increased to $157 million in the third quarter compared with $48 million in the same period last year, reflecting stripping activities related to HVC MLE with the remainder due to higher waste movement at Antamina and QB in line with mine sequencing.

26	Teck Resources Limited 2026 Third Quarter News Release

The table below summarizes our year-to-date capital spending for 2026.

($ in millions)	Sustaining	Growth	Corporate	Subtotal	Capitalized Stripping	Total

Copper[1]	$795	$885	$—	$1,680	$376	$2,056
Zinc	117	135	—	252	12	264
Corporate	—	—	10	10	—	10
	$912	$1,020	$10	$1,942	$388	$2,330

Note:
1.	Copper growth capital includes feasibility studies, advancing detailed engineering work, project execution planning, and progressing permitting for HVC MLE, San Nicolás and Zafranal as well as project execution for HVC MLE. We also expect to continue to progress our medium- to long-term portfolio options with prudent investments to advance the path to value including for NewRange, Galore Creek, and Schaft Creek

Financing Activities

Cash flow from financing activities in Q3 2026 included $50 million of interest paid and $61 million of base quarterly dividends paid. No shares were repurchased in Q3 2026, as the normal course issuer bid was not renewed following the announcement of the Merger. In Q3 2025, financing activities included $144 million of share repurchases, $48 million of interest paid and $61 million of dividends paid.

FINANCIAL RISK MANAGEMENT

Foreign exchange exposure

Sales of our products are denominated in U.S. dollars while a large portion of our expenses and capital expenditures are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

U.S. dollar debt and hedging

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at September 30, 2026, none of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, all foreign exchange gains or losses arising on our U.S. dollar debt are recorded in profit.

Commodity price volatility and macroeconomic uncertainty

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including the imposition of tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce, which could affect our business and financial results.

Longer-term commodity outlook and risks

We remain confident in the longer-term outlook for our major commodities; however, ongoing uncertainty related to global economic growth, current geopolitical uncertainty, and the potential impact of monetary policy aimed at curtailing inflation in various jurisdictions, may have an impact on demand and prices for our commodities, on our suppliers and employees, and on global financial markets in the future, which could be material.

27	Teck Resources Limited 2026 Third Quarter News Release

Tariffs and trade measures

We continue to actively monitor the evolving trade environment, including US import tariffs and reciprocal measures implemented by trading partners. This quarter did see a return of tariff escalation between the US and Canada. Through our Trail Operations in British Columbia, we export refined zinc and lead, as well as specialty metals including germanium and indium, into the United States. These critical minerals are exempt from US tariffs and are fully compliant with the Canada-United States-Mexico Agreement (CUSMA) requirements. Consequently, our principal exposure is not to direct tariffs on sales, with the more significant risk stemming from increases in input costs. Currently, we see no significant impact though we continue to actively work with our suppliers to mitigate risks.

Geopolitical developments and Middle East Conflict

The global economy has remained resilient despite ongoing geopolitical uncertainty, with industrial activity expanding across most major economies as AI-related investment continues to accelerate. Physical oil markets are beginning to normalize as demand adjusts to higher prices and flows through the Strait of Hormuz resume. However, refined product markets remain tight, and we continue to monitor the implications for diesel availability and delivered costs to our operations. Higher energy prices have also renewed inflationary pressures, contributing to tightening monetary policy and a stronger US dollar, although demand for industrial metals remains supported by resilient economic activity and continued infrastructure investment. Over the longer term, we expect persistent geopolitical uncertainty to encourage greater inventory accumulation and reinforce structurally positive drivers for copper through continued electrification, grid investment and energy security policies.

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new orebodies, the permitting processes and the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation, may continue to have a moderating effect on the growth in future production for the industry as a whole.

28	Teck Resources Limited 2026 Third Quarter News Release

The sensitivity of our annualized profit attributable to shareholders and adjusted EBITDA5 to changes in the Canadian/U.S. dollar exchange rate, commodity prices and West Texas Intermediate (WTI) oil price, before pricing adjustments, based on our current balance sheet, our 2026 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.40, is as follows. Our U.S. dollar exchange sensitivity excludes foreign exchange gain/losses on our U.S. dollar cash and debt balances, and these amounts are excluded from our profit (loss) attributable to shareholders and adjusted EBITDA5 calculations in the table below.

	2026 Mid-Range Production Estimates[1]	Changes	Estimated Effect of Change on Profit Attributable to Shareholders[2] ($ in millions)	Estimated Effect on Adjusted EBITDA2 5 ($ in millions)
US$ exchange		CAD$0.01	$24	$59
Copper (000's tonnes)	492.5	US$0.01/lb.	$8	$14
Zinc (000's tonnes)[3]	645.0	US$0.01/lb.	$7	$9
WTI[4]		US$1/bbl	$6	$12

Notes:

1.	Production estimates are subject to change based on market and operating conditions.
2.	The effect on our profit attributable to shareholders and on adjusted EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit attributable to shareholders and adjusted EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3.	Zinc includes 210,000 tonnes of refined zinc and 455,000 tonnes of zinc contained in concentrate.
4.	Our WTI oil price sensitivity takes into account the change in operating costs across our business units, as our operations use a significant amount of diesel fuel.

5.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives that are recorded on our balance sheet at fair value, with gains and losses in each period included in other comprehensive income and profit for the period, as appropriate. The most significant of these instruments are marketable securities and metal-related forward contracts, including those embedded in our silver and gold streaming agreements and settlement receivables and payables. Some of our gains and losses on metal-related financial instruments are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

29	Teck Resources Limited 2026 Third Quarter News Release

GUIDANCE

•	Our guidance is outlined in the tables below and detailed in the outlook sections of our Copper and Zinc segments.

•	Our previously disclosed 2026 annual production guidance is unchanged, including for QB despite severe weather impacts in Q3 2026. As a result of strong operational performance through September 30, 2026, we expect our 2026 annual production to be towards the high end of our previously disclosed guidance ranges for copper production at HVC, zinc in concentrate production at Red Dog and refined zinc production at Trail. As a result of the significant impact of extreme weather conditions in Q3 at Carmen de Andacollo, we expect our 2026 annual copper production to be at the low end of our previously disclosed guidance.

•	We expect our total annual 2026 molybdenum production to be at the low end of our previously disclosed guidance range, noted below.

•	As a result of strong year-to-date by-product pricing, we have reduced our 2026 annual copper net cash unit cost[1] guidance to US$1.80–$2.00 per pound compared to our previously disclosed guidance range of US$1.85–$2.20 per pound.

•	We have also reduced our 2026 annual zinc total cash unit cost[1] guidance to US$0.70–$0.80 per pound, compared to our previously disclosed guidance of US$0.80–$0.90 per pound, and our 2026 annual zinc net cash unit cost[1] guidance to US$0.30–$0.40 per pound, compared to our previously disclosed guidance of US$0.65–$0.75 per pound, due to strong year-to-date cost performance and by-product pricing.

•	As previously disclosed, we are advancing construction of Rock Bench 6 at the QB TMF, which was not included in our 2026 annual capital expenditure guidance and as a result, we expect our 2026 annual sustaining capital expenditures to be in the top half of our previously disclosed guidance range of
$1.3–$1.5 billion. The year-to-date increase in diesel costs has directly impacted our capitalized stripping costs and we expect our 2026 annual capitalized stripping expenditures to be at the high end of our previously disclosed guidance range of $455–$560 million.

•	Our annual guidance ranges below reflect operating plans which incorporates defining ranges of outcomes for key inputs and value drivers and assessment and quantification of risks to establish production and cost ranges for each operation based on proven performance. The guidance ranges include known risks and uncertainties. Events such as extreme weather, unplanned or extended operational shutdowns and other disruptions could impact actual results beyond these estimates. Our unit costs are calculated based on production guidance volumes and variances from estimated production ranges will impact unit costs. Further details on the assumptions embedded in the production guidance ranges are outlined in the Outlook section of the Copper and Zinc Segments, noted above.

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
30	Teck Resources Limited 2026 Third Quarter News Release

Production Guidance

The table below shows our share of production of our principal products for 2025, our guidance for production for 2026 and for the following two years.

Units in 000’s tonnes	2025	Guidance 2026	Guidance 2027	Guidance 2028

PRINCIPAL PRODUCTS

Copper1 2
Quebrada Blanca	190.0	200 – 235	240 – 275	220 – 255
Highland Valley Copper	127.1	115 – 135	135 – 155	100 – 120
Antamina	85.9	95 – 105	85 – 95	80 – 90
Carmen de Andacollo	50.5	45 – 55	45 – 55	35 – 45
	453.5	455 – 530	505 – 580	435 – 510
Zinc1 2 3
Red Dog	462.7	375 – 415	330 – 370	230 – 270
Antamina	102.3	35 – 45	35 – 45	45 – 55
	565.0	410 – 460	365 – 415	275 – 325
Refined zinc
Trail Operations	229.9	190 – 230	260 – 300	260 – 300

OTHER PRODUCTS
Lead[1]
Red Dog	107.0	70 – 90	60 – 80	50 – 65

Molybdenum1 2
Quebrada Blanca	1.9	2.8 – 3.4	4.7 – 5.6	5.3 – 6.3
Highland Valley Copper	1.4	1.5 – 1.8	1.8 – 2.0	3.0 – 3.4
Antamina	0.6	0.7 – 1.0	0.9 – 1.2	0.4 – 0.6
	3.9	5.0 – 6.2	7.4 – 8.8	8.7 – 10.3

Notes:

1.	Metal contained in concentrate.
2.	We include 100% of production from our Quebrada Blanca and Carmen de Andacollo mines in our production volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production from Antamina, representing our proportionate ownership interest.
3.	Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.

31	Teck Resources Limited 2026 Third Quarter News Release

Sales Guidance

The table below shows our sales volumes for the last quarter and our sales guidance for the next quarter for zinc in concentrate sales at Red Dog.

	Q3 2026	Guidance Q4 2026
Zinc (000's tonnes)[1]
Red Dog	247	65 – 75

Note:

1.	Metal contained in concentrate.

Unit Cost Guidance

The table below shows our unit costs for selected products for 2025 and our unit cost guidance for selected principal products in 2026.

	2025	Previous Guidance 2026	Change	Guidance 2026

Copper[1]
Total cash unit costs[4] (US$/lb.)	2.55	2.25 – 2.55	—	2.25 – 2.55
Net cash unit costs3 4 (US$/lb.)	2.03	1.85 – 2.20	(0.05) – (0.20)	1.80 – 2.00

Zinc[2]
Total cash unit costs[4] (US$/lb.)	0.60	0.80 – 0.90	(0.10) – (0.10)	0.70 – 0.80
Net cash unit costs3 4 (US$/lb.)	0.33	0.65 – 0.75	(0.35) – (0.35)	0.30 – 0.40

Notes:

1.	Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Revised guidance for 2026 assumes a zinc price of US$1.65 per pound, a molybdenum price of US$31 per pound, a silver price of US$65 per ounce, a gold price of US$4,400 per ounce, a Canadian/U.S. dollar exchange rate of $1.39 and a Chilean peso/U.S. dollar exchange rate of 950.
2.	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Revised zinc unit cost guidance for 2026 assumes a lead price of US$0.89 per pound, a silver price of US$65 per ounce and a Canadian/U.S. dollar exchange rate of $1.39. By-products include both by-products and co-products.
3.	After co-product and by-product margins.
4.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

32	Teck Resources Limited 2026 Third Quarter News Release

Capital Expenditure Guidance

The table below shows our capital expenditures for 2025 and our capital expenditure guidance for 2026.

(Teck’s share in CAD$ millions)	2025	Guidance 2026
Sustaining
Copper	$895	$1,150 – 1,300
Zinc	126	150 – 200
	$1,021	$1,300 – 1,500
Growth
HVC MLE	$330	$900 – 1,200
Copper[1]	338	370 – 430
Zinc	133	200 – 250
	$801	$1,470 – 1,880
Total
Copper	$1,563	$2,420 – 2,930
Zinc	259	350 – 450
Corporate	16	10 – 20
Total before partner contributions	$1,838	$2,780 – 3,400
Partner contributions to capital expenditures	(250)	(300) – (350)
Total, net of partner contributions	$1,588	$2,480 – 3,050

Notes:

1.	Copper growth capital guidance includes feasibility studies, advancing detailed engineering work, and progressing permitting for San Nicolás and Zafranal and project execution planning for San Nicolás. We also expect to continue to progress our medium- to long-term portfolio options with prudent investments to advance the path to value including for NewRange, Galore Creek, and Schaft Creek. Cash expenditures for our investment in joint venture (NuevaUnión) are reported within expenditures on investments and other assets in our Consolidated Statement of Cash Flows and are not represented above.

Capital Expenditure Guidance – Capitalized Stripping

(Teck's share in CAD$ millions)	2025	Guidance 2026
Copper	$176	$450 – 550
Zinc	48	5 – 10
	$224	$455 – 560

33	Teck Resources Limited 2026 Third Quarter News Release

QUARTERLY PROFIT (LOSS) AND CASH FLOW

	2026			2025				2024
(in millions, except for share data)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenue	$4,517	$3,605	$3,943	$3,058	$3,385	$2,023	$2,290	$2,786	$2,858

Gross profit	1,688	1,670	1,715	990	660	471	536	542	478

Profit (loss) attributable to shareholders	1,592	854	819	544	281	206	370	399	(699)

Basic earnings (loss) per share	$3.24	$1.74	$1.67	$1.11	$0.58	$0.42	$0.74	$0.78	$(1.35)

Diluted earnings (loss) per share	$3.24	$1.74	$1.67	$1.11	$0.57	$0.41	$0.73	$0.78	$(1.35)

Cash flow from operations	$1,590	$1,718	$1,024	$1,259	$647	$88	$(515)	$1,288	$134

AREAS OF JUDGMENT AND CRITICAL ACCOUNTING ESTIMATES

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements include the assessment of impairment indicators and impairment reversal indicators, accounting for joint arrangements, streaming transactions and the accounting for income taxes. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. Sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities, and the valuation of other assets and liabilities including decommissioning and restoration provisions. These areas of judgment and critical accounting estimates are consistent with those reported in our 2025 annual consolidated financial statements and Management's Discussion and Analysis, except as outlined below.

Areas of Judgment

a) Assessment of Impairment Indicators and Impairment Reversal Indicators

Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment or impairment reversal includes, but is not limited to, market transactions for similar assets, commodity prices, treatment charges, zinc premiums, discount rates, foreign exchange rates, our market capitalization, reserves and resources, operating results, mine plans and operating plans.

In the third quarter of 2026, as a result of our optimized feed strategy, which improved profitability at our Trail Operations and combined with higher market expectations for long-term commodity prices and strengthening market fundamentals for strategic metals, we performed an impairment reversal test for our Trail Operations cash-generating unit (CGU), as outlined below.

34	Teck Resources Limited 2026 Third Quarter News Release

b) Sources of Estimation Uncertainty

Impairment Testing

When impairment testing is required, discounted cash flow models are used to determine the recoverable amount of respective CGUs. These models are prepared internally or with assistance from third-party advisors when required. When relevant market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets. Significant assumptions used in preparing the discounted cash flow model for our Trail CGU impairment test include the long-term zinc price, long-term silver price, long-term germanium dioxide price, long-term zinc treatment charges, long-term zinc premium, U.S. dollar to Canadian dollar foreign exchange rates, commodity production volumes, operating costs, capital costs and discount rate. These inputs are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the consolidated statements of income (loss) and the resulting carrying values of assets.

The recoverable amount of each CGU is determined as the higher of its fair value less costs of disposal and its value in use.

During the third quarter, we recorded a non-cash, pre-tax impairment reversal for our Trail CGU of $888 million (after-tax $667 million).

Sensitivity Analysis

The recoverable amount of our Trail CGU is most sensitive to changes in long-term zinc, silver and germanium prices, zinc treatment charges and foreign exchange rates. Based on the recoverable amount as at September 30, 2026, we estimate that reasonably possible changes in these assumptions, including concurrent decreases in long-term commodity prices of approximately 3% to 5% and a strengthening of the Canadian dollar of $0.03 to $0.05, would reduce the recoverable amount by approximately $220 million to $370 million.

35	Teck Resources Limited 2026 Third Quarter News Release

ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity

In December 2024, the IASB issued Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7. These amendments aimed to ensure that nature-dependent electricity contracts, where contractual features can expose a company to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions, are appropriately reflected in the financial statements. The amendments include clarifying the application of the “own use” requirements to these contracts in assessing whether derivative accounting is required, permitting hedge accounting if these contracts are used as hedging instruments and requiring new disclosures that discuss the effect of these contracts on a company’s financial performance and cash flows.

The amendments are effective for annual periods beginning on or after January 1, 2026 and adoption of these amendments did not have an effect on our condensed interim consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7. These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for periods beginning on or after January 1, 2026 and adoption of these amendments did not have a material effect on our condensed interim consolidated financial statements. The amendments resulted in additional disclosures in the equity note (Note 11) relating to gains and losses on equity instruments designated at fair value through other comprehensive income (FVOCI). For financial liabilities settled in cash using an electronic payment system, we applied the election to deem these financial liabilities to be discharged before the settlement date. The amendments have been applied retrospectively with no restatement of comparative information, in accordance with transition requirements on initial application of IFRS 9. The adjustment to the cash balance is reflected as an $8 million increase to the opening balance of cash and cash equivalents in the consolidated statements of cash flows.

36	Teck Resources Limited 2026 Third Quarter News Release

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three main categories of operating, investing and financing, and by specifying certain defined totals and subtotals. An entity may use certain subtotals of income and expenses in public communications outside the financial statements to communicate management’s view of an aspect of the financial performance of the entity as a whole to users, and these subtotals are not specifically required by IFRS Accounting Standards. IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures (MPMs). IFRS 18 also provides additional guidance on principles of aggregation and disaggregation that apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income (loss) and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted.

We are continuing to assess and quantify the effect of this standard on our condensed interim consolidated financial statements. The standard is expected to result in changes to the presentation of our consolidated statements of income, by requiring all income and expenses to be classified into the three main categories of operating, investing and financing. Specifically, we anticipate changes to the presentation of certain income and expense items, for example, that foreign exchange gains and losses will be classified in the same category as the items that gave rise to the exchange difference, rather than being combined into one line. Our consolidated statements of cash flows will begin with the new IFRS 18 specified subtotal of operating profit. We will also have enhanced note disclosures on any identified MPMs, such as adjusted EBITDA. We expect to apply IFRS 18 on its effective date with full retrospective application, including restated comparative information.

OUTSTANDING SHARE DATA

As at October 28, 2026, there were 483.4 million Class B subordinate voting shares and 7.6 million Class A common shares outstanding. In addition, there were approximately 3.0 million share options outstanding with exercise prices ranging between $12.27 and $80.11 per share. More information on these instruments and the terms of their conversion is set out in Note 27 of our 2025 audited consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in our internal controls during the quarter ended September 30, 2026 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

37	Teck Resources Limited 2026 Third Quarter News Release

REVENUE AND GROSS PROFIT

Our revenue and gross profit by reportable segments are summarized in the tables below.

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2026	2025	2026	2025

REVENUE
Copper
Quebrada Blanca	$933	$635	$3,394	$1,788
Highland Valley Copper	793	459	2,432	1,322
Antamina	560	418	1,625	1,037
Carmen de Andacollo	163	157	603	486
	2,449	1,669	8,054	4,633

Zinc
Trail Operations	924	575	2,872	1,764
Red Dog	1,390	1,276	1,763	1,655
Other	3	2	8	7
Intra-segment revenue	(249)	(137)	(632)	(361)
	2,068	1,716	4,011	3,065
TOTAL REVENUE	$4,517	$3,385	$12,065	$7,698

GROSS PROFIT
Copper
Quebrada Blanca	$314	$3	$1,215	$51
Highland Valley Copper	496	78	1,457	276
Antamina	337	223	962	540
Carmen de Andacollo	77	51	286	157
Other	(1)	—	—	2
	1,223	355	3,920	1,026

Zinc
Trail Operations	168	53	627	175
Red Dog	290	242	499	450
Other	7	10	27	16
	465	305	1,153	641
TOTAL GROSS PROFIT	$1,688	$660	$5,073	$1,667

38	Teck Resources Limited 2026 Third Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by reportable segments is summarized in the tables below.

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2026	2025	2026	2025

OPERATING COSTS
Copper
Quebrada Blanca	$398	$406	$1,367	$1,119
Highland Valley Copper	213	255	700	717
Antamina	124	104	357	259
Carmen de Andacollo	60	75	223	230
Other	1	—	—	(2)
	796	840	2,647	2,323

Zinc
Trail Operations	160	144	477	425
Red Dog	393	387	489	497
Other	(4)	(8)	(19)	(9)
	549	523	947	913
Total operating costs	$1,345	$1,363	$3,594	$3,236

TRANSPORTATION COSTS
Copper
Quebrada Blanca	$21	$51	$101	$89
Highland Valley Copper	21	15	61	41
Antamina	7	9	23	22
Carmen de Andacollo	4	4	16	16
	53	79	201	168

Zinc
Trail Operations	51	39	136	113
Red Dog	95	99	117	137
	146	138	253	250
Total transportation costs	$199	$217	$454	$418
39	Teck Resources Limited 2026 Third Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2026	2025	2026	2025

RAW MATERIAL PURCHASES
Zinc concentrate purchases

Trail Operations	$544	$338	$1,629	$1,050
Intra-segment purchases	(249)	(137)	(632)	(361)
Total raw material purchases	$295	$201	$997	$689

ROYALTY COSTS
Copper
Antamina	$18	$10	$55	$25

Zinc
Red Dog	440	400	436	375
Total royalty costs	$458	$410	$491	$400

DEPRECIATION AND AMORTIZATION
Copper
Quebrada Blanca	$200	$175	$711	$529
Highland Valley Copper	63	111	214	288
Antamina	74	72	228	191
Carmen de Andacollo	22	27	78	83
	359	385	1,231	1,091

Zinc
Trail Operations	1	1	3	1
Red Dog	172	148	222	196
	173	149	225	197
Total depreciation and amortization	$532	$534	$1,456	$1,288

TOTAL COST OF SALES	$2,829	$2,725	$6,992	$6,031

40	Teck Resources Limited 2026 Third Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2026	2025	2026	2025

Copper
Quebrada Blanca	$16	$6	$46	$19
Highland Valley Copper	78	1	174	1
Antamina	51	28	136	86
Carmen de Andacollo	9	4	20	15
	154	39	376	121

Zinc
Red Dog	3	9	12	36
Total	$157	$48	$388	$157

41	Teck Resources Limited 2026 Third Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025

Quebrada Blanca
Tonnes mined (000's)	11,354	16,529	39,700	46,319
Tonnes milled (000's)	10,752	8,274	33,262	27,133
Copper
Grade (%)	0.55	0.60	0.59	0.61
Recovery (%)	81.1	80.5	82.6	82.4
Production (000's tonnes)	47.2	39.6	158.5	134.6
Sales (000's tonnes)	45.0	43.9	172.9	131.0

Molybdenum
Production (000's tonnes)	0.6	0.5	2.1	1.2
Sales (000's tonnes)	0.6	0.7	2.1	1.3

Highland Valley Copper
Tonnes mined (000's)	25,931	20,471	74,133	59,452
Tonnes milled (000's)	10,765	11,968	36,090	33,228

Copper
Grade (%)	0.41	0.29	0.40	0.33
Recovery (%)	81.4	81.7	82.0	82.8
Production (000's tonnes)	35.2	28.1	118.2	90.0
Sales (000's tonnes)	36.6	31.7	120.0	92.6
Molybdenum
Production (000's tonnes)	0.3	0.4	1.0	1.1
Sales (000's tonnes)	0.3	0.3	1.1	1.1

42	Teck Resources Limited 2026 Third Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025

Antamina
Tonnes mined (000's)	61,562	58,970	177,252	149,868
Tonnes milled (000's)
Copper-only ore	10,172	5,833	25,591	16,335
Copper-zinc ore	2,445	7,474	11,793	20,266
	12,617	13,307	37,384	36,601
Copper[1]
Grade (%)	1.02	0.86	1.08	0.81
Recovery (%)	90.0	89.0	90.2	89.4
Production (000's tonnes)	123.0	104.3	367.1	264.3
Sales (000's tonnes)	114.9	101.8	358.6	252.9

Zinc[1]
Grade (%)	1.64	1.94	1.56	2.01
Recovery (%)	82.7	86.9	82.0	88.2
Production (000's tonnes)	38.5	126.7	155.1	360.0
Sales (000's tonnes)	40.3	146.1	157.7	355.2

Molybdenum
Production (000's tonnes)	0.9	0.2	1.7	2.5
Sales (000's tonnes)	0.4	0.5	0.9	3.9

Carmen de Andacollo
Tonnes mined (000's)	2,988	5,463	13,815	16,828
Tonnes milled (000's)	1,900	4,236	9,689	11,261
Copper
Grade (%)	0.35	0.36	0.38	0.37
Recovery (%)	85.5	85.1	87.7	85.6
Production (000's tonnes)	5.7	12.9	32.4	35.3
Sales (000's tonnes)	8.8	11.8	33.4	37.5

Gold[2]
Production (000’s ounces)	5.0	10.0	23.9	23.8
Sales (000’s ounces)	7.1	9.4	26.9	25.3

Notes:
1.	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
2.	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

43	Teck Resources Limited 2026 Third Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Trail Operations
Concentrate treated (000’s tonnes)
Zinc	123	99	352	296
Lead	29	22	81	71
Refined metal production
Zinc (000's tonnes)	61.9	52.6	185.5	161.8
Lead (000's tonnes)	21.8	17.6	61.4	59.6
Silver (million ounces)	2.3	2.5	7.5	8.7
Gold (000's ounces)	4.9	5.9	15.7	19.6

Refined metal sales
Zinc (000's tonnes)	63.2	51.8	186.8	164.8
Lead (000's tonnes)	18.7	18.5	55.8	59.9
Silver (million ounces)	2.3	2.4	7.5	8.5
Gold (000's ounces)	4.1	5.9	16.6	20.3

Metal in concentrate sales
Zinc (000's tonnes)	4.9	—	7.5	—
Lead (000's tonnes)	2.3	—	6.9	—
Silver (million ounces)	0.5	—	1.6	—
Gold (000's ounces)	—	—	2.4	—

Red Dog
Tonnes mined (000's)	1,849	2,474	5,422	7,630
Tonnes milled (000's)	1,155	1,166	3,364	3,397
Zinc
Grade (%)	11.4	12.7	11.9	13.5
Recovery (%)	81.2	82.6	81.0	81.8
Production (000's tonnes)	106.5	122.0	324.7	375.4
Sales (000's tonnes)	246.7	272.8	335.6	398.7
Lead
Grade (%)	3.6	4.3	3.8	4.6
Recovery (%)	49.2	50.4	50.4	51.6
Production (000's tonnes)	20.6	27.4	64.1	79.9
Sales (000's tonnes)	60.5	98.4	60.5	98.4

44	Teck Resources Limited 2026 Third Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our annual financial statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). Our interim financial results are prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34). This document refers to a number of non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS Accounting Standards, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS Accounting Standards.

Adjusted profit attributable to shareholders – For adjusted profit attributable to shareholders, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

Adjusted profit attributable to shareholders, EBITDA and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our reportable segments or overall operations.

Gross profit margins before depreciation and amortization – Gross profit margins before depreciation and amortization are gross profit before depreciation and amortization, divided by revenue for each respective reportable segment. We believe this measure assists us and readers to compare margins on a percentage basis among our reportable segments.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

45	Teck Resources Limited 2026 Third Quarter News Release

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization, as these costs are non-cash, and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by- and co-products. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short- and long-term financial obligations.

Total debt – Total debt is the sum of debt plus lease liabilities, including the current portions of debt and lease liabilities.

Net debt (cash) – Net debt (cash) is total debt, less cash and cash equivalents. Net cash is the amount by which our cash balance exceeds our total debt balance.

Net debt to net debt-plus-equity ratio – Net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Net debt to adjusted EBITDA ratio – Net debt to adjusted EBITDA ratio is net debt divided by adjusted EBITDA for the 12 months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay the net debt.

Adjusted net debt to capitalization ratio – Adjusted net debt to capitalization ratio is net debt plus other financial obligations divided by the sum of total debt, equity attributable to shareholders of the company and other financial obligations.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit attributable to shareholders divided by average number of fully diluted shares in a period.

Total cash unit costs per pound –Total cash unit costs per pound is a non-GAAP ratio comprised of adjusted cash cost of sales divided by payable pounds sold plus smelter processing charges divided by payable pounds sold.

Net cash unit costs per pound – Net cash unit costs per pound is a non-GAAP ratio comprised of (adjusted cash cost of sales plus smelter processing charges less cash margin for by-products) divided by payable pounds sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted cash cost of sales is a non-GAAP financial measure.

Cash margins for by-products per pound – Cash margins for by-products per pound is a non-GAAP ratio comprised of cash margins for by-products divided by payable pounds sold.

46	Teck Resources Limited 2026 Third Quarter News Release

Profit Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2026	2025	2026	2025

Profit attributable to shareholders	$1,592	$281	$3,265	$857
Add (deduct) on an after-tax basis:
Asset impairment reversal	(667)	—	(667)	—
QB variable consideration to Codelco	19	34	77	(16)
Environmental costs	(40)	33	(18)	31
Share-based compensation	22	13	69	33
Commodity derivatives	34	(36)	69	(59)
Tax items	(130)	—	(130)	(82)
Integration and other	93	47	64	98
Adjusted profit attributable to shareholders	$923	$372	$2,729	$862

Basic earnings per share	$3.24	$0.58	$6.66	$1.73
Diluted earnings per share	$3.24	$0.57	$6.64	$1.72
Adjusted basic earnings per share	$1.88	$0.76	$5.57	$1.74
Adjusted diluted earnings per share	$1.88	$0.76	$5.55	$1.73

47	Teck Resources Limited 2026 Third Quarter News Release

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended September 30,		Nine months ended September 30,
(Per share amounts)	2026	2025	2026	2025

Basic earnings per share	$3.24	$0.58	$6.66	$1.73
Add (deduct):
Asset impairment reversal	(1.36)	—	(1.36)	—
QB variable consideration to Codelco	0.04	0.07	0.16	(0.03)
Environmental costs	(0.08)	0.07	(0.04)	0.06
Share-based compensation	0.04	0.03	0.14	0.07
Commodity derivatives	0.07	(0.07)	0.14	(0.12)
Tax items	(0.26)	—	(0.27)	(0.16)
Integration and other	0.19	0.08	0.14	0.19
Adjusted basic earnings per share	$1.88	$0.76	$5.57	$1.74

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended September 30,		Nine months ended September 30,
(Per share amounts)	2026	2025	2026	2025

Diluted earnings per share	$3.24	$0.57	$6.64	$1.72
Add (deduct):
Asset impairment reversal	(1.36)	—	(1.36)	—
QB variable consideration to Codelco	0.04	0.07	0.16	(0.03)
Environmental costs	(0.08)	0.07	(0.04)	0.06
Share-based compensation	0.04	0.03	0.14	0.07
Commodity derivatives	0.07	(0.07)	0.14	(0.12)
Tax items	(0.26)	—	(0.26)	(0.16)
Integration and other	0.19	0.09	0.13	0.19
Adjusted diluted earnings per share	$1.88	$0.76	$5.55	$1.73

48	Teck Resources Limited 2026 Third Quarter News Release

Reconciliation of Net Debt to Adjusted EBITDA Ratio

	(A) Twelve months ended December 31, 2025	(B) Nine months ended September 30, 2025	(C) Nine months ended September 30, 2026	(A-B+C) Twelve months ended September 30, 2026

Profit before taxes	$1,656	$864	$5,071	$5,863
Net finance expense	641	469	466	638
Depreciation and amortization	1,757	1,344	1,521	1,934
EBITDA	$4,054	$2,677	$7,058	$8,435

Add (deduct):
Asset impairment reversal	—	—	(888)	(888)
QB variable consideration to Codelco	(142)	(26)	128	12
Environmental costs	208	42	(9)	157
Share-based compensation	66	41	91	116
Commodity derivatives	(144)	(81)	96	33
Integration and other	291	167	110	234
Adjusted EBITDA (D)	$4,333	$2,820	$6,586	$8,099

Total debt (E)	$4,862			$4,786
Net debt (cash) (F)	$(150)			$(1,899)
Debt to adjusted EBITDA ratio (E/D)	1.1			0.6
Net debt to adjusted EBITDA ratio (F/D)	—			(0.2)
Equity attributable to shareholders of the company (G)	$25,096			$29,175
Other financial obligations (H)	$18			$6
Adjusted net debt to capitalization ratio (F+H)/(E+G+H)	—			(0.06)

Reconciliation of Total Debt to Net Debt (Cash)

(CAD$ in millions)	September 30, 2026	December 31, 2025

Current portion of debt	$417	$403
Current portion of lease liabilities	175	169
Debt	3,422	3,501
Lease liabilities	772	789
Total debt	4,786	4,862

Less: cash and cash equivalents	(6,685)	(5,012)
Net debt (cash)	$(1,899)	$(150)
49	Teck Resources Limited 2026 Third Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2026	2025	2026	2025

Profit before taxes	$2,276	$289	$5,071	$864
Net finance expense	152	175	466	469
Depreciation and amortization	556	554	1,521	1,344
EBITDA	2,984	1,018	7,058	2,677

Add (deduct):
Asset impairment reversal	(888)	—	(888)	—
QB variable consideration to Codelco	31	58	128	(26)
Environmental costs	(38)	40	(9)	42
Share-based compensation	29	17	91	41
Commodity derivatives	47	(49)	96	(81)
Integration and other	140	87	110	167
Adjusted EBITDA	$2,305	$1,171	$6,586	$2,820

50	Teck Resources Limited 2026 Third Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2026	2025	2026	2025

Gross profit	$1,688	$660	$5,073	$1,667
Depreciation and amortization[1]	532	534	1,456	1,288
Gross profit before depreciation and amortization	$2,220	$1,194	$6,529	$2,955

Reported as:
Copper
Quebrada Blanca	$514	$178	$1,926	$580
Highland Valley Copper	559	189	1,671	564
Antamina	411	295	1,190	731
Carmen de Andacollo	99	78	364	240
Other	(1)	—	—	2
	1,582	740	5,151	2,117

Zinc
Trail Operations	169	54	630	176
Red Dog	462	390	721	646
Other	7	10	27	16
	638	454	1,378	838
Gross profit before depreciation and amortization	$2,220	$1,194	$6,529	$2,955

Note:
1.	Depreciation and amortization recognized in cost of sales.

51	Teck Resources Limited 2026 Third Quarter News Release

Reconciliation of Gross Profit Margins Before Depreciation and Amortization

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2026	2025	2026	2025

Revenue
Copper (A)	$2,449	$1,669	$8,054	$4,633
Zinc (B)	2,068	1,716	4,011	3,065
Total	$4,517	$3,385	$12,065	$7,698

Gross profit before depreciation and amortization
Copper (C)	$1,582	$740	$5,151	$2,117
Zinc (D)	638	454	1,378	838
Total	$2,220	$1,194	$6,529	$2,955

Gross profit margins before depreciation and amortization
Copper (C/A)	65%	44%	64%	46%
Zinc (D/B)	31%	26%	34%	27%

52	Teck Resources Limited 2026 Third Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2026	20251	2026	2025

Revenue as reported	$2,449	$1,669	$8,054	$4,633
Less:
By-product revenue (A)	(199)	(237)	(732)	(583)
Smelter processing charges (B)	(46)	1	(79)	48
Adjusted revenue	$2,204	$1,433	$7,243	$4,098

Cost of sales as reported	$1,226	$1,314	$4,134	$3,607
Less:
Depreciation and amortization	(359)	(385)	(1,231)	(1,091)
Inventory write-down	(8)	—	(12)	(7)
Labour settlement charges	(4)	(15)	(25)	(40)
By-product cost of sales (C)	(19)	(44)	(68)	(110)
Adjusted cash cost of sales (D)	$836	$870	$2,798	$2,359

Payable pounds sold (millions) (E)	246.4	234.7	865.0	676.5
Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$3.39	$3.71	$3.23	$3.49
Smelter processing charges (B/E)	(0.19)	—	(0.09)	0.07
Total cash unit costs – CAD$/pound	$3.20	$3.71	$3.14	$3.56
Cash margin for by-products – ((A – C)/E)	(0.73)	(0.82)	(0.76)	(0.70)
Net cash unit costs – CAD$/pound	$2.47	$2.89	$2.38	$2.86

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.40	$1.38	$1.39	$1.40

Per unit amounts – US$/pound
Adjusted cash cost of sales	$2.43	$2.69	$2.33	$2.49
Smelter processing charges	(0.14)	—	(0.06)	0.05
Total cash unit costs – US$/pound	$2.29	$2.69	$2.27	$2.54

Cash margin for by-products	(0.52)	(0.60)	(0.55)	(0.50)
Net cash unit costs – US$/pound	$1.77	$2.09	$1.72	$2.04

Note:
1.	Average period exchange rates are used to convert to US$ per pound equivalent.

53	Teck Resources Limited 2026 Third Quarter News Release

Copper Unit Cost Reconciliation, QB

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2026	2025	2026	2025

Revenue as reported	$2,449	$1,669	$8,054	$4,633
Less:
Highland Valley Copper revenue as reported	(793)	(459)	(2,432)	(1,322)
Antamina revenue as reported	(560)	(418)	(1,625)	(1,037)
Carmen de Andacollo revenue as reported	(163)	(157)	(603)	(486)
By-product revenue (A)	(89)	(72)	(346)	(145)
Smelter processing charges (B)	(1)	3	(2)	24
Adjusted revenue	$843	$566	$3,046	$1,667

Cost of sales as reported	$1,226	$1,314	$4,134	$3,607
Less: Highland Valley Copper cost of sales as reported	(297)	(381)	(975)	(1,046)
Less: Antamina cost of sales as reported	(223)	(195)	(663)	(497)
Less: Carmen de Andacollo cost of sales as reported	(86)	(106)	(317)	(329)
Less: Other cost of sales as reported	(1)	—	—	2
	$619	$632	$2,179	$1,737
Less:
Depreciation and amortization	(200)	(175)	(711)	(529)
Inventory write-down	—	—	—	(7)
Labour settlement charges	—	(14)	(14)	(39)
Adjusted cash cost of sales (D)	$419	$443	$1,454	$1,162

Payable pounds sold (millions) (E)	94.8	93.3	366.6	278.6

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$4.42	$4.75	$3.97	$4.17
Smelter processing charges (B/E)	(0.01)	0.03	(0.01)	0.09
Total cash unit costs – CAD$/pound	$4.41	$4.78	$3.96	$4.26
Cash margin for by-products – (A/E)	(0.94)	(0.77)	(0.95)	(0.52)
Net cash unit costs – CAD$/pound	$3.47	$4.01	$3.01	$3.74

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.40	$1.38	$1.39	$1.40

Per unit amounts – US$/pound
Adjusted cash cost of sales	$3.16	$3.45	$2.87	$2.98
Smelter processing charges	(0.01)	0.02	(0.01)	0.06
Total cash unit costs – US$/pound	$3.15	$3.47	$2.86	$3.04
Cash margin for by-products	(0.67)	(0.56)	(0.69)	(0.37)
Net cash unit costs – US$/pound	$2.48	$2.91	$2.17	$2.67

Notes:
1.	Average period exchange rates are used to convert to US$ per pound equivalent.
54	Teck Resources Limited 2026 Third Quarter News Release

Copper Unit Cost Reconciliation, Excluding QB

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2026	2025	2026	2025

Revenue as reported	$2,449	$1,669	$8,054	$4,633
Less:
Quebrada Blanca revenue as reported	(933)	(635)	(3,394)	(1,788)
By-product revenue (A)	(110)	(165)	(386)	(438)
Smelter processing charges (B)	(45)	(2)	(77)	24
Adjusted revenue	$1,361	$867	$4,197	$2,431

Cost of sales as reported	$1,226	$1,314	$4,134	$3,607
Less: Quebrada Blanca cost of sales as reported	(619)	(632)	(2,179)	(1,737)
	$607	$682	$1,955	$1,870
Less:
Depreciation and amortization	(159)	(210)	(520)	(562)
Inventory write-down	(8)	—	(12)	—
Labour settlement charges	(4)	(1)	(11)	(1)
By-product cost of sales (C)	(19)	(44)	(68)	(110)
Adjusted cash cost of sales (D)	$417	$427	$1,344	$1,197

Payable pounds sold (millions) (E)	151.6	141.4	498.4	397.9

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$2.75	$3.02	$2.70	$3.01
Smelter processing charges (B/E)	(0.30)	(0.01)	(0.15)	0.06
Total cash unit costs – CAD$/pound	$2.45	$3.01	$2.55	$3.07
Cash margin for by-products – ((A – C)/E)	(0.60)	(0.86)	(0.64)	(0.83)
Net cash unit costs – CAD$/pound	$1.85	$2.15	$1.91	$2.24

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.40	$1.38	$1.39	$1.40

Per unit amounts – US$/pound
Adjusted cash cost of sales	$1.97	$2.19	$1.95	$2.15
Smelter processing charges	(0.21)	(0.01)	(0.11)	0.04
Total cash unit costs – US$/pound	$1.76	$2.18	$1.84	$2.19
Cash margin for by-products	(0.43)	(0.62)	(0.46)	(0.59)
Net cash unit costs – US$/pound	$1.33	$1.56	$1.38	$1.60

Note:
1.	Average period exchange rates are used to convert to US$ per pound equivalent.
55	Teck Resources Limited 2026 Third Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2026	2025	2026	2025

Revenue as reported	$2,068	$1,716	$4,011	$3,065
Less:
Trail Operations revenue as reported	(924)	(575)	(2,872)	(1,764)
Other revenue as reported	(3)	(2)	(8)	(7)
Add back: Intra-segment revenue as reported	249	137	632	361
	$1,390	$1,276	$1,763	$1,655
By-product revenue (A)	(361)	(429)	(412)	(441)
Smelter processing charges (B)	50	64	71	118
Adjusted revenue	$1,079	$911	$1,422	$1,332

Cost of sales as reported	$1,603	$1,411	$2,858	$2,424
Less:
Trail Operations cost of sales as reported	(756)	(522)	(2,245)	(1,589)
Other cost of sales as reported	4	8	19	9
Add back: Intra-segment purchases as reported	249	137	632	361
	$1,100	$1,034	$1,264	$1,205
Less:
Depreciation and amortization	(172)	(148)	(222)	(196)
Royalty costs	(440)	(400)	(436)	(375)
By-product cost of sales (C)	(78)	(116)	(78)	(116)
Adjusted cash cost of sales (D)	$410	$370	$528	$518
Payable pounds sold (millions) (E)	461.9	512.8	628.2	748.7

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.89	$0.72	$0.84	$0.69
Smelter processing charges (B/E)	0.11	0.13	0.11	0.16
Total cash unit costs – CAD$/pound	$1.00	$0.85	$0.95	$0.85
Cash margin for by-products – ((A - C)/E)	(0.62)	(0.61)	(0.53)	(0.43)
Net cash unit costs – CAD$/pound	$0.38	$0.24	$0.42	$0.42

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.40	$1.38	$1.39	$1.40

Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.63	$0.52	$0.61	$0.50
Smelter processing charges	0.08	0.09	0.08	0.11

Total cash unit costs – US$/pound	$0.71	$0.61	$0.69	$0.61
Cash margin for by-products	(0.44)	(0.44)	(0.39)	(0.31)
Net cash unit costs – US$/pound	$0.27	$0.17	$0.30	$0.30

Notes:
1.	Red Dog Mining Operations.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.
56	Teck Resources Limited 2026 Third Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “can”, “could”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “would”, “project”, “predict”, “likely”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy, including being a pure-play energy transition metals company; anticipated global and regional supply, demand and market outlook for our commodities; our business, assets, and strategy going forward, including with respect to future and ongoing project development; our expectations with respect to a disciplined execution of our business plans and enhanced integration across mine and plant activities; our ability to complete the Merger with Anglo American, including timing of completion, the ability to meet customary closing conditions and our ability to receive applicable approvals; our expectations with respect to the Merger with Anglo American and integration planning, including readiness, maintaining safe and reliable operations, and business continuity; our ability to achieve operational resilience and corporate synergies with Anglo American, including the potential synergies between QB and Collahuasi; our expectations with respect to the Strategic Investment Agreement with CGF and NRCan, including the ability to negotiate and execute definitive agreements, and the satisfaction of applicable approvals; our expectations regarding cost, timing and completion of HVC MLE; our expectations with respect to negotiating a new collective bargaining agreement with the United Steelworkers Union at HVC; our expectations with respect to our ability to continue operations and manage site activities as currently expected; the potential impact of the strike on production and previously issued guidance; our expectations regarding cost, timing and achievement of the QB Action Plan, including completion of TMF development initiatives, Rock Bench 6 and installation of remaining permanent tailings infrastructure and water management at QB to support steady state operations; our expectations with respect to improved recoveries at QB and achieve design rates in the mine, concentrator and molybdenum plant; the continued consistent production and future optimization of our QB operations; the occurrence and length of any potential downtime at our operations; our expectations with respect to operations at Carmen de Andacollo; our expectations with respect to the impact from the severe winter storms and adverse weather conditions affecting Chile and HVC, including impacts on Teck's operations and guidance; our expectations with respect to the resumption of full operations at Carmen de Andacollo; our expectations with respect to Teck's updated operating strategy and production at Trail; our expectations with respect to the production and sales volume at Red Dog; our expectations with respect to shipping at our operations, including future transportation and freight costs; potential raw material constraints on our business; our expectations with respect to the occurrence, timing and length of maintenance shutdowns and equipment replacement; expectations regarding inflationary pressures and our ability to manage controllable operating expenditures, including potential government intervention; the uncertainty surrounding the status of various worldwide tariffs and the impact on the mining industry; expectations with respect to the potential impact of any tariffs, countervailing duties or other trade restrictions, including the impact on trade flows, demand for our products and general economic conditions and our ability to manage our sale arrangements to minimize any impacts or maintain compliance with any exemptions provided; our expectations with respect to geopolitical risk and the impact on trade, commodities and the financial market, including the conflict in the Middle East, the closure of the Strait of Hormuz, supply chain disruptions, government interventions and oil and diesel cost increases and supply disruptions; our expectations with respect to the impact of the WTI crude oil prices and Teck's fuel consumption; our expectations with respect to execution of our copper growth strategy, including the timing and occurrence of any sanction decisions and prioritization and amount of planned growth capital expenditures; expectations regarding advancement of our copper growth portfolio projects, including advancement of studies, permitting, land access, execution planning, detailed engineering and design, risk mitigation, and advanced early works, community and Indigenous engagement, completion of updated cost estimates, tendering processes, and timing for receipt of permits related to QB optimization, QB Asset Expansion, the

57	Teck Resources Limited 2026 Third Quarter News Release

Red Dog MLE, the HVC MLE, San Nicolás, and Zafranal projects, as applicable; our expectations with respect to the timing of completion and cost of the HVC MLE; the ability of our partners to participate in the funding of the Zafranal project; our expectations and results with respect to the royalties on our operations; expectations with respect to timing and outcome of the regulatory approvals process for our copper growth projects; expectations for copper growth capital expenditures to progress our medium- to long-term projects, including Galore Creek, Schaft Creek, NewRange, and NuevaUnion; our expectations regarding safety at our Teck-controlled operations; expectations regarding our effective tax rate and potential tax payments; expectations regarding after-tax impairments or reversals; liquidity and availability of borrowings under our credit facilities; requirements to post and our ability to obtain additional credit for posting security for reclamation at our sites; expectations for our general and administration and research and innovation costs and costs related to the enterprise resource planning system; profit and loss expectations; our expectations with respect to potential results of any litigation, arbitration or regulatory action; copper price market trends and expectations; our expectations with respect to foreign demand for our materials; our ability to continue to declare dividends; mineral grades; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, capitalized stripping, operating outlook, and other guidance under the headings “Guidance” and "Outlook" and as discussed elsewhere in the various reportable segment sections; and expectations regarding the adoption of new accounting standards and the impact of new accounting developments.

These forward-looking statements are based on the information available at the time those statements are made and are of good faith belief of the officers and directors of Teck as of the time with respect to future events and are subject to a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; the completion of the Merger with Anglo American and integration planning with Anglo American; the potential corporate synergies between Anglo American and Teck; geopolitical climate; acts of foreign or domestic governments and the outcome of legal proceedings; the imposition of tariffs, import or export restrictions, or other trade barriers or retaliatory measures by foreign or domestic governments; the continued operation of QB in accordance with our expectations; our ability to advance the QB Action Plan and TMF development initiatives as expected and the occurrence and length of any potential maintenance downtime; expectations and assumptions with respect to HVC MLE capital cost estimate and expected project economics; the timing and completion of the HVC MLE; the possibility that our business may not perform as expected or in a manner consistent with historical performance; the supply and demand for, deliveries of, and the level and volatility of prices of copper and zinc and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; future WTI crude oil prices; fuel consumption; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine life extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; our expectations with respect to the HPI frequency rate at Teck-controlled operations; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean Peso and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; our ability to develop technology and obtain the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and statutory and effective tax rates; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; favourable weather conditions for shipment and operations; the resolution of environmental, regulatory and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

58	Teck Resources Limited 2026 Third Quarter News Release

Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings, including indemnification claims; ability for Teck to satisfy all conditions precedent for closing of the Merger; ability for Teck to receive necessary approvals to complete the Merger; costs related to the Merger; the imposition of tariffs, import or export restrictions, or other trade barriers or retaliatory measures by foreign or domestic governments; geopolitical uncertainty and conflict; industry growth uncertainty; supply chain disruptions, including closure of certain trade routes; commodity supply and supply chain volatility; fuel costs; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment); government action or delays in the receipt of government approvals; changes in royalty or tax rates; industrial disturbances or other job action; adverse weather conditions; unanticipated events related to health, safety and environmental matters; union labour disputes or strikes; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; changes in laws and mining regulations; potential changes to CUSMA; changes in Canadian property law and ownership title; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is dependent upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Ongoing monitoring may reveal unexpected environmental conditions at our operations and projects that could require additional remedial measures. Production at our QB, Carmen de Andacollo and Red Dog Operations may also be impacted by water levels at site. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2025 filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our material properties was reviewed, approved and verified by Jason Sangha, P.Eng., Vice President, Technical & Planning, an officer of Teck and a Qualified Person as defined under National Instrument 43-101.

59	Teck Resources Limited 2026 Third Quarter News Release

WEBCAST

Teck will host an Investor Conference Call to discuss its Q3/2026 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on October 29, 2026. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

60	Teck Resources Limited 2026 Third Quarter News Release

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2026 (Unaudited)

61

Teck Resources Limited

Consolidated Statements of Income

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except for share data)	2026	2025	2026	2025
Revenue (Note 5)	$4,517	$3,385	$12,065	$7,698

Cost of sales	(2,829)	(2,725)	(6,992)	(6,031)
Gross profit	1,688	660	5,073	1,667

Other operating income (expenses)
General and administration	(53)	(68)	(213)	(209)
Exploration	(24)	(23)	(64)	(69)
Research and innovation	(7)	(5)	(15)	(22)
Asset impairment reversal (Note 4)	888	—	888	—
Other operating income (expense) (Note 6)	28	(50)	113	(40)
Profit from operations	2,520	514	5,782	1,327
Finance income	60	54	175	213
Finance expense (Note 7)	(212)	(229)	(641)	(682)
Non-operating income (expense) (Note 8)	(97)	(52)	(223)	1
Share of profit (loss) of joint venture and associates	5	2	(22)	5
Profit before taxes	2,276	289	5,071	864
Provision for income taxes	(695)	(156)	(1,797)	(317)
Profit for the period	$1,581	$133	$3,274	$547

Profit (loss) attributable to:
Shareholders of the company	$1,592	$281	$3,265	$857
Non-controlling interests	(11)	(148)	9	(310)
Profit for the period	$1,581	$133	$3,274	$547

Earnings per share
Basic	$3.24	$0.58	$6.66	$1.73
Diluted	$3.24	$0.57	$6.64	$1.72
Weighted average shares outstanding (millions)	490.7	488.4	490.0	495.6
Weighted average diluted shares outstanding (millions)	492.0	489.8	491.5	497.2
Shares outstanding at end of period (millions)	490.9	488.1	490.9	488.1

62	Teck Resources Limited 2026 Third Quarter News Release

Teck Resources Limited

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2026	2025	2026	2025
Profit for the period	$1,581	$133	$3,274	$547

Other comprehensive income (loss) for the period
Items that may be reclassified to profit
Currency translation differences (net of taxes of $nil, $nil, $nil and $nil)	(27)	470	842	(774)
Change in fair value of debt securities (net of taxes of $nil, $nil, $nil, and $nil)	(2)	1	(5)	4
Share of other comprehensive loss of joint venture and associates (net of taxes of $nil, $nil, $nil, and $nil)	(1)	—	—	—
	(30)	471	837	(770)
Items that will not be reclassified to profit
Change in fair value of marketable equity securities (net of taxes of $1, $2, $(10), and $(2)) (Note 11(c))	(9)	(1)	69	19
Remeasurements of retirement benefit plans (net of taxes of $(32), $(17), $(26) and $(14))	68	31	54	20
	59	30	123	39
Total other comprehensive income (loss) for the period	29	501	960	(731)
Total comprehensive income (loss) for the period	$1,610	$634	$4,234	$(184)

Total comprehensive income (loss) attributable to:
Shareholders of the company	$1,624	$735	$4,134	$26
Non-controlling interests	(14)	(101)	100	(210)
	$1,610	$634	$4,234	$(184)

63	Teck Resources Limited 2026 Third Quarter News Release

Teck Resources Limited

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2026	2025	2026	2025
Operating activities
Profit for the period	$1,581	$133	$3,274	$547
Depreciation and amortization	556	554	1,521	1,344
Provision for income taxes	695	156	1,797	317
Asset impairment reversal	(888)	—	(888)	—
Gain on disposal of assets	(8)	—	(125)	(16)
Net finance expense	152	175	466	469
Income taxes paid	(236)	(132)	(822)	(1,003)
Expenditures on decommissioning and restoration provisions (DRPs)	(50)	(30)	(110)	(74)
QB variable consideration to Codelco	31	58	128	(26)
Foreign exchange (gains) losses	(4)	(9)	(63)	16
Embedded derivatives and other	(3)	14	57	(175)
Net change in non-cash working capital items	(236)	(272)	(903)	(1,179)
	1,590	647	4,332	220
Investing activities
Expenditures on property, plant and equipment	(716)	(488)	(1,942)	(1,175)
Capitalized stripping costs	(157)	(48)	(388)	(157)
Expenditures on investments and other assets	(27)	(54)	(67)	(171)
Proceeds from sale of investments and other assets	37	4	114	64
Proceeds from interest and dividend income	59	60	169	192
	(804)	(526)	(2,114)	(1,247)
Financing activities
Proceeds from debt	—	—	98	308
Redemption, purchase or repayment of debt	—	—	(305)	(530)
Repayment of lease liabilities	(55)	(29)	(125)	(83)
QB advances from SMM/SC	—	40	64	230
Interest and finance charges paid	(50)	(48)	(384)	(392)
Issuance of Class B subordinate voting shares	14	6	92	17
Purchase and cancellation of Class B subordinate voting shares	—	(144)	—	(1,011)
Dividends paid	(61)	(61)	(183)	(185)
Contributions from non-controlling interests	—	13	21	77
Distributions to non-controlling interests	—	—	(27)	(4)
Settlement of other liabilities	(4)	(5)	(19)	(17)
	(156)	(228)	(768)	(1,590)
Increase (decrease) in cash and cash equivalents	630	(107)	1,450	(2,617)
Effect of exchange rate changes on cash and cash equivalents	3	96	215	(214)

January 1, 2026 opening balance prior to restatement for IFRS 9 amendments	—	—	5,012	—
Adjustment on adoption of IFRS 9 amendments for 2025 outstanding cheques on January 1, 2026 (Note 2)	—	—	8	—
Cash and cash equivalents at beginning of period	6,052	4,767	5,020	7,587
Cash and cash equivalents at end of period	$6,685	$4,756	$6,685	$4,756

64	Teck Resources Limited 2026 Third Quarter News Release

Teck Resources Limited

Consolidated Balance Sheets

(Unaudited)

(CAD$ in millions)	September 30, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	$6,685	$5,012
Current income taxes receivable	33	317
Trade and settlement receivables	3,035	2,564
Inventories	2,973	2,748
Prepaids and other current assets	560	523
	13,286	11,164
Financial assets	1,100	1,058
Investment in joint venture and associates	1,313	1,231
Property, plant and equipment	32,358	29,721
Intangible assets	156	169
Deferred income tax assets	760	931
Goodwill	436	421
Other assets	851	741
	$50,260	$45,436
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities	$3,583	$3,404
Current portion of debt (Note 9)	417	403
Current portion of lease liabilities	175	169
Current income taxes payable	313	182
Current portion of provisions	252	245
	4,740	4,403
Debt (Note 9)	3,422	3,501
Lease liabilities	772	789
QB advances from SMM/SC (Note 10)	4,977	4,745
Deferred income tax liabilities	2,677	2,460
Retirement benefit liabilities	363	351
Provisions	2,162	2,340
Financial and other liabilities	991	840
	20,104	19,429
Equity
Attributable to shareholders of the company	29,175	25,096
Attributable to non-controlling interests	981	911
	30,156	26,007
	$50,260	$45,436

65	Teck Resources Limited 2026 Third Quarter News Release

Teck Resources Limited

Consolidated Statements of Changes in Equity

(Unaudited)

	Nine months ended September 30,
(CAD$ in millions)	2026	2025
Class A common shares	$6	$6
Class B subordinate voting shares
Beginning of period	6,224	6,435
Share repurchases	—	(246)
Issued on exercise of options	127	23
End of period	6,351	6,212
Retained earnings
Beginning of period	17,451	17,061
Profit for the period attributable to shareholders of the company	3,265	857
Dividends paid	(183)	(185)
Share repurchases	—	(779)
Mitsubishi Materials Corporation dilution in Compañia Minera Zafranal S.A.C.	22	—
Remeasurements of retirement benefit plans	54	20
End of period	20,609	16,974
Contributed surplus
Beginning of period	185	178
Share option compensation expense (Note 11(a))	12	13
Transfer to Class B subordinate voting shares on exercise of options	(35)	(6)
End of period	162	185
Accumulated other comprehensive income attributable to shareholders of the company
Beginning of period	1,230	2,397
Other comprehensive income (loss)	869	(831)
Mitsubishi Materials Corporation dilution in Compañia Minera Zafranal S.A.C.	2	—
Remeasurements of retirement benefit plans recorded in retained earnings	(54)	(20)
End of period	2,047	1,546
Non-controlling interests
Beginning of period	911	1,019
Profit (loss) for the period attributable to non-controlling interests	9	(310)
Other comprehensive income attributable to non-controlling interests	91	100
Mitsubishi Materials Corporation dilution in Compañia Minera Zafranal S.A.C.	(24)	—
Contributions from non-controlling interests	21	77
Distributions to non-controlling interests	(27)	(4)
End of period	981	882
Total equity	$30,156	$25,805

66	Teck Resources Limited 2026 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements except for certain amendments disclosed in Note 2. On October 28, 2026, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

2.	NEW IFRS ACCOUNTING STANDARDS AND AMENDMENTS

Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity

In December 2024, the IASB issued Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7. These amendments aimed to ensure that nature-dependent electricity contracts, where contractual features can expose a company to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions, are appropriately reflected in the financial statements. The amendments include clarifying the application of the “own use” requirements to these contracts in assessing whether derivative accounting is required, permitting hedge accounting if these contracts are used as hedging instruments and requiring new disclosures that discuss the effect of these contracts on a company’s financial performance and cash flows.

The amendments are effective for annual periods beginning on or after January 1, 2026 and adoption of these amendments did not have an effect on our condensed interim consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7. These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for periods beginning on or after January 1, 2026, and adoption of these amendments did not have a material effect on our condensed interim consolidated financial statements. The amendments resulted in additional disclosures in the equity note (Note 11) relating to gains and losses on equity instruments designated at fair value through other comprehensive income (FVOCI). For financial liabilities settled in cash using an electronic payment system, we applied the election to deem these financial liabilities to be discharged before the settlement date. The amendments have been applied retrospectively with no restatement of comparative information, in accordance with transition requirements on initial application of IFRS 9. The adjustment to the cash balance is reflected as an $8 million increase to the opening balance of cash and cash equivalents in the consolidated statements of cash flows.

67	Teck Resources Limited 2026 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

2.	NEW IFRS ACCOUNTING STANDARDS AND AMENDMENTS, continued

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three main categories of operating, investing and financing, and by specifying certain defined totals and subtotals. An entity may use certain subtotals of income and expenses in public communications outside the financial statements to communicate management’s view of an aspect of the financial performance of the entity as a whole to users, and these subtotals are not specifically required by IFRS Accounting Standards. IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures (MPMs). IFRS 18 also provides additional guidance on principles of aggregation and disaggregation that apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income (loss) and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted.

We are continuing to assess and quantify the effect of this standard on our condensed interim consolidated financial statements. The standard is expected to result in changes to the presentation of our consolidated statements of income, by requiring all income and expenses to be classified into the three main categories of operating, investing and financing. Specifically, we anticipate changes to the presentation of certain income and expense items, for example, that foreign exchange gains and losses will be classified in the same category as the items that gave rise to the exchange difference, rather than being combined into one line. Our consolidated statements of cash flows will begin with the new IFRS 18 specified subtotal of operating profit. We will also have enhanced note disclosures on any identified MPMs, such as adjusted EBITDA. We expect to apply IFRS 18 on its effective date with full retrospective application, including restated comparative information.

3.	PROPOSED TECK AND ANGLO AMERICAN MERGER

On September 9, 2025, we entered into an arrangement agreement with Anglo American plc (Anglo American) with respect to a proposed merger of equals between the two companies (the Merger). The Merger will be implemented by means of a plan of arrangement pursuant to which Anglo American will issue 1.3301 ordinary shares for each outstanding Teck Class A common share and Class B subordinate voting share.

On December 9, 2025, shareholders of both Teck and Anglo American approved the Merger as required under the arrangement agreement. On December 15, 2025, Teck and Anglo American received regulatory approval from the Government of Canada under the Investment Canada Act for the Merger.

The Merger remains subject to customary closing conditions for a transaction of this nature, including regulatory approvals.

As the transaction had not closed as at September 30, 2026, no adjustments for the proposed Merger have been recognized in our consolidated financial statements. Transaction-related costs incurred to date have been expensed and are presented as part of non-operating income (expense).

68	Teck Resources Limited 2026 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

4.	ASSET IMPAIRMENT TESTING

a)	Trail Operations Cash Generating Unit (Trail CGU)

In the third quarter of 2026, as a result of our optimized feed strategy, which improved profitability at our Trail Operations and combined with higher market expectations for long-term commodity prices and strengthening market fundamentals for strategic metals, we performed an impairment reversal test for our Trail Operations CGU. As a result, we recorded a non-cash, pre-tax impairment reversal for our Trail CGU of $888 million (after-tax $667 million) in the quarter, which represents the full reversal of the impairment loss we had previously recorded, net of depreciation. The impairment reversal affected the profit (loss) of our zinc reportable segment (Note 12).

We used a discounted cash flow model to calculate the fair value less costs of disposal (FVLCD) for our Trail Operations CGU. The determination of the FVLCD utilized the following key assumptions: long-term zinc price, long-term silver price, long-term germanium dioxide price, long-term zinc treatment charges, long-term zinc premium, U.S. dollar to Canadian dollar foreign exchange rates, commodity production volumes, operating costs, capital costs and discount rate. The discount rate used reflects a market participant view weighted average cost of capital of 6%, plus an asset-specific risk premium to account for uncertainties related to certain assumptions in the model. The fair value measurement was categorized as a Level 3 measurement based on the inputs used in the discounted cash flow model (Note 15).

Sensitivity Analysis

The key assumptions used in our determination of recoverable amounts interrelate significantly with each other and with our operating plans. For example, a decrease in long-term commodity prices could result in amendments to the operating plans and our feed strategy that would partially offset the effect of lower prices through lower concentrate costs and capital expenditures. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumption increases.

The recoverable amount of our Trail CGU is most sensitive to changes in long-term zinc, silver and germanium prices, zinc treatment charges and foreign exchange rates. Based on the recoverable amount as at September 30, 2026, we estimate that reasonably possible changes in these assumptions, including concurrent decreases in long-term commodity prices of approximately 3% to 5% and a strengthening of the Canadian dollar of $0.03 to $0.05, would reduce the recoverable amount by approximately $220 million to $370 million.

69	Teck Resources Limited 2026 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

5.	REVENUE

The following table shows our revenue disaggregated by major product type and by reportable segment (Note 12).

A reportable segment can have revenue from more than one commodity, as it can include an operation that produces more than one product. Intra-segment revenue is accounted for at current market prices as if the sales were made to arm’s-length parties and are eliminated on consolidation.

(CAD$ in millions)	Three months ended September 30, 2026
	Copper	Zinc	Total
Copper	$2,251	$—	$2,251
Zinc	45	1,423	1,468
Silver	52	424	476
Lead	1	221	222
Molybdenum	94	—	94
Germanium	—	118	118
Gold	6	25	31
Fertilizers and other	—	106	106
Intra-segment	—	(249)	(249)
	$2,449	$2,068	$4,517

(CAD$ in millions)	Three months ended September 30, 2025
	Copper	Zinc	Total
Copper	$1,432	$—	$1,432
Zinc	108	1,073	1,181
Silver	31	319	350
Lead	6	291	297
Molybdenum	77	—	77
Germanium	—	55	55
Gold	15	29	44
Fertilizers and other	—	86	86
Intra-segment	—	(137)	(137)
	$1,669	$1,716	$3,385

70	Teck Resources Limited 2026 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

5.	REVENUE, continued

(CAD$ in millions)	Nine months ended September 30, 2026
	Copper	Zinc	Total
Copper	$7,322	$—	$7,322
Zinc	149	2,379	2,528
Silver	212	1,129	1,341
Lead	2	338	340
Molybdenum	291	—	291
Germanium	—	392	392
Gold	78	122	200
Fertilizers and other	—	283	283
Intra-segment	—	(632)	(632)
	$8,054	$4,011	$12,065

(CAD$ in millions)	Nine months ended September 30, 2025
	Copper	Zinc	Total
Copper	$4,050	$—	$4,050
Zinc	250	1,936	2,186
Silver	82	606	688
Lead	11	406	417
Molybdenum	198	—	198
Germanium	—	138	138
Gold	42	90	132
Fertilizers and other	—	250	250
Intra-segment	—	(361)	(361)
	$4,633	$3,065	$7,698

71	Teck Resources Limited 2026 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

6.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2026	2025	2026	2025
Settlement pricing adjustments	$202	$108	$480	$217
Share-based compensation (Note 11(a))	(29)	(17)	(91)	(41)
Environmental costs and remeasurement of DRPs for closed operations	38	(40)	9	(42)
Care and maintenance costs	(11)	(15)	(30)	(38)
Social responsibility and donations	(15)	(9)	(31)	(32)
Gain on disposal of assets	8	—	125	16
Fixed assets and equipment write-off	(9)	(68)	(25)	(73)
Commodity derivatives	(47)	49	(96)	81
Enterprise systems	(25)	(23)	(93)	(29)
Depreciation of corporate assets	(22)	(19)	(60)	(53)
Excess fixed overheads and weather-related costs	(54)	—	(54)	(6)
Other	(8)	(16)	(21)	(40)
	$28	$(50)	$113	$(40)

7.	FINANCE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2026	2025	2026	2025
Debt interest	$26	$26	$78	$82
Interest on QB project financing	31	40	97	128
Interest on advances from SMM/SC	96	94	280	273
Interest on lease liabilities	12	13	38	38
Letters of credit and standby fees	5	6	15	17
Accretion on decommissioning and restoration provisions	39	37	112	112
Accretion on other liabilities	11	14	35	40
Other	4	2	12	10
	224	232	667	700
Less capitalized borrowing costs	(12)	(3)	(26)	(18)
	$212	$229	$641	$682

72	Teck Resources Limited 2026 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

8.	NON-OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2026	2025	2026	2025
QB variable consideration to Codelco	$(31)	$(58)	$(128)	$26
Foreign exchange gains (losses)	4	9	63	(16)
Integration planning and transaction costs	(59)	(3)	(119)	(5)
Other	(11)	—	(39)	(4)
	$(97)	$(52)	$(223)	$1

9.	DEBT

($ in millions)	September 30, 2026			December 31, 2025
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
3.9% notes due July 2030 (a)	$142	$189	$201	$142	$192	$194
6.125% notes due October 2035 (a)	179	250	252	179	264	243
6.0% notes due August 2040 (a)	190	254	268	190	268	259
6.25% notes due July 2041 (a)	243	334	341	243	338	329
5.2% notes due March 2042	167	198	234	167	204	226
5.4% notes due February 2043	108	130	152	108	139	147
	1,029	1,355	1,448	1,029	1,405	1,398
QB project financing facility (b)	1,471	2,143	2,072	1,618	2,276	2,197
Antamina loan agreement (c)	225	319	319	225	309	309
	$2,725	$3,817	$3,839	$2,872	$3,990	$3,904
Less current portion of debt	(294)	(417)	(417)	(294)	(403)	(403)
	$2,431	$3,400	$3,422	$2,578	$3,587	$3,501

The fair values of debt are determined using market values if available, which are considered Level 1 fair value measurements on the fair value hierarchy. If market values are unavailable, the fair values of debt are determined using discounted cash flows based on our cost of borrowing. These are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 15).

a)	Notes Purchased

In the first quarter of 2025, we purchased US$15 million aggregate principal amount of our outstanding term notes (US$1 million of the 3.9% notes due 2030, US$7 million of the 6.125% notes due 2035, US$4 million of the 6.0% notes due 2040, and US$3 million of the 6.25% notes due 2041) via open market repurchases. The total cash cost of the purchases was $22 million (US$15 million), which was funded from cash on hand.

b)	QB Project Financing Facility

As at September 30, 2026, the limited recourse QB project financing facility had a balance of US$1.5 billion. Amounts drawn under the facility bear interest at Term SOFR plus applicable margins that vary over time. The facility is being repaid in 17 equal semi-annual instalments of US$147 million, which began on June 15, 2023. On June 15, 2026, a semi-annual instalment of US$147 million was made as per the schedule.

73	Teck Resources Limited 2026 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

9.	DEBT, continued

The facility was guaranteed pre-final completion on a several basis by Teck and SMM/SC pro rata to the respective equity interests in the Series A shares of QBSA. The project met all the completion requirements, submitted all the completion test-related certificates and achieved final completion as defined under the facility in March 2025. As a result, these guarantees have been released.

Cash and cash equivalents as at September 30, 2026 include $729 million (December 31, 2025 – $48 million) held in QBSA. These cash and cash equivalent balances are to be used within QBSA and cannot be transferred to other entities within the group.

c)	Antamina Loan Agreement

On June 11, 2025, Antamina entered into an updated US$1.0 billion loan agreement maturing in June 2030, replacing the existing five-year agreement entered into in 2021. As at September 30, 2026, the loan was fully drawn and our 22.5% share of the principal value of the loan is US$225 million. Amounts outstanding under this facility bear interest at Term SOFR plus an applicable margin. The loan is non-recourse to us and the other Antamina shareholders.

d)	Revolving Credit Facilities

We maintain a US$3.0 billion sustainability-linked revolving credit facility maturing in October 2029. The facility has pricing adjustments where the cost will increase, decrease or remain unchanged based on our sustainability performance. Our sustainability performance over the term of the facility is measured by non-financial variables that are specific to our greenhouse gas emissions intensity, the percentage of women in our workforce and our high-potential safety incidents, with targets that evolve and progress over the term of the facility.

As at September 30, 2026, the facility was undrawn. Any amounts drawn under this facility can be repaid at any time and are due in full at maturity. Amounts outstanding under the facility bear interest at Term SOFR plus an applicable margin based on credit ratings and our sustainability performance, as described above. This facility requires our total net debt-to-capitalization ratio to not exceed 0.60 to 1.0. Our cash and cash equivalents are greater than our debt balances at September 30, 2026. Therefore, we do not exceed the required net debt-to-capitalization ratio. This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at September 30, 2026, we had $2.1 billion (December 31, 2025 – $2.0 billion) of letters of credit outstanding. We also had $566 million in surety bonds outstanding at September 30, 2026 (December 31, 2025 – $549 million) to support current and future reclamation obligations.

10.	QB ADVANCES FROM SMM/SC

($ in millions)	September 30, 2026			December 31, 2025
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
QB advances from SMM/SC	$3,530	$5,102	$4,977	$3,485	$4,958	$4,745

Amounts outstanding under the facilities bear interest at Term SOFR plus applicable margins that vary over time.

The fair value of the advances is determined using discounted cash flows based on our cost of borrowing. This is considered a Level 2 fair value measurement with significant observable inputs on the fair value hierarchy (Note 15).

74	Teck Resources Limited 2026 Third Quarter News Release

11.	EQUITY

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

a)	Share-Based Compensation

During the nine months ended September 30, 2026, we granted 573,475 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $80.11, a term of 10 years and vest in equal amounts over three years.

The weighted average fair value of the options issued was estimated at $32.31 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on the following assumptions at the grant date:

Average expected option life	5.5 years
Risk-free interest rate	2.83%
Dividend yield	0.62%
Expected volatility	42%

During the three and nine months ended September 30, 2026, share-based compensation expense related to stock options was $4 million and $12 million (2025 – $5 million and $13 million), respectively.

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

During the nine months ended September 30, 2026, we issued 554,142 Units. The total number of Units outstanding at September 30, 2026 was 2,427,845. During the three and nine months ended September 30, 2026, share-based compensation expense related to Units was $25 million and $79 million (2025 – $12 million and $28 million), respectively.

During the three and nine months ended September 30, 2026, total share-based compensation expense was $29 million and $91 million (2025 – $17 million and $41 million) (Note 6), respectively.

b)	Accumulated Other Comprehensive Income

	September 30,	September 30,
(CAD$ in millions)	2026	2025
Currency translation differences	$1,810	$1,380
Gain on marketable equity and debt securities (net of tax of $(30) and $(20))	238	166
Share of other comprehensive loss of associates and joint ventures (net of taxes of $nil and $nil )	(1)	—
	$2,047	$1,546

c)	Gains and Losses on Equity Instruments at FVOCI

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2026	2025	2026	2025
Change in fair value of marketable equity securities
Of which related to instruments derecognised during the period (net of taxes $(2), $1, $(2), and $(1))	$10	$1	$11	$9
Of which related to instruments held at the end of the period (net of taxes $3, $1, $(8), and $(1))	(19)	(2)	58	10
	$(9)	$(1)	$69	$19

75	Teck Resources Limited 2026 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

11.	EQUITY, continued

d)	Dividends

In the third quarter of 2026, we declared and paid dividends on our Class A common and Class B subordinate voting shares of $0.125 per share, totalling $61 million. Dividends totalling $183 million were paid on our Class A common and Class B subordinate voting shares during the nine months ended September 30, 2026. During the interim period prior to the closing of the Merger, the arrangement agreement restricts us from declaring or paying additional dividend amounts exceeding $0.125 per share per fiscal quarter without the prior approval of Anglo American.

e)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

As a result of the proposed Merger transaction with Anglo American, we have not executed share buybacks since July 25, 2025, as we are restricted from repurchasing securities under the Merger arrangement agreement, and we did not renew our normal course issuer bid in the fourth quarter of 2025.

There were no purchases and cancellations of Class B subordinate voting shares in the first, second and third quarter of 2026.

During the nine months ended September 30, 2025, we purchased 18,798,430 Class B subordinate voting shares for $1.03 billion, which was recorded as part of equity. The $1.03 billion includes an accrual of $19 million related to tax on repurchases of equity. Of the shares purchased, $1.01 billion was paid in cash for the cancellation of 18,798,430 Class B subordinate voting shares inclusive of $6 million cash for the share cancellations accrued as at December 31, 2024 which settled in the first quarter of 2025.

12.	SEGMENTED INFORMATION

Based on the primary products we produce, we have two reportable segments that we report to our President and Chief Executive Officer – copper and zinc. Corporate activities are not considered a reportable segment and are included as a reconciliation to total consolidated results. These corporate activities include all of our initiatives in other commodities and groups that provide administrative, technical, financial and other support to our reportable segments. Operating income (expense) – other includes general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets do not include intra-group receivables between segments. Deferred tax assets have been allocated among segments.

76	Teck Resources Limited 2026 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

12.	SEGMENTED INFORMATION, continued

	Three months ended September 30, 2026
(CAD$ in millions)	Copper	Zinc	Corporate	Total
Revenue (Note 5)	$2,449	$2,068	$—	$4,517
Cost of sales	(1,226)	(1,603)	—	(2,829)
Gross profit	1,223	465	—	1,688
Asset impairment reversal (Note 4)	—	888	—	888
Operating income (expense) – other	87	(28)	(115)	(56)
Profit (loss) from operations	1,310	1,325	(115)	2,520
Finance income	3	—	57	60
Finance expense	(166)	(20)	(26)	(212)
Non-operating income (expense)	(38)	1	(60)	(97)
Share of profit (loss) of joint venture and associates	(2)	—	7	5
Profit (loss) before taxes	1,107	1,306	(137)	2,276

Depreciation and amortization	(359)	(173)	(24)	(556)
Capital expenditures	749	121	3	873

	Three months ended September 30, 2025
(CAD$ in millions)	Copper	Zinc	Corporate	Total
Revenue (Note 5)	$1,669	$1,716	$—	$3,385
Cost of sales	(1,314)	(1,411)	—	(2,725)
Gross profit	355	305	—	660
Operating income (expense) – other	17	26	(189)	(146)
Profit (loss) from operations	372	331	(189)	514
Finance income	2	—	52	54
Finance expense	(174)	(16)	(39)	(229)
Non-operating income (expense)	(51)	—	(1)	(52)
Share of profit (loss) of joint venture and associate	(1)	—	3	2
Profit (loss) before taxes	148	315	(174)	289

Depreciation and amortization	(385)	(149)	(20)	(554)
Capital expenditures	439	94	3	536

77	Teck Resources Limited 2026 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

12.	SEGMENTED INFORMATION, continued

	Nine months ended September 30, 2026
(CAD$ in millions)	Copper	Zinc	Corporate	Total
Revenue (Note 5)	$8,054	$4,011	$—	$12,065
Cost of sales	(4,134)	(2,858)	—	(6,992)
Gross profit	3,920	1,153	—	5,073
Asset impairment reversal (Note 4)	—	888	—	888
Operating income (expense) – other	227	(8)	(398)	(179)
Profit (loss) from operations	4,147	2,033	(398)	5,782
Finance income	16	—	159	175
Finance expense	(490)	(57)	(94)	(641)
Non-operating income (expense)	(122)	8	(109)	(223)
Share of loss of joint venture and associates	(1)	—	(21)	(22)
Profit (loss) before taxes	3,550	1,984	(463)	5,071

Depreciation and amortization	(1,231)	(225)	(65)	(1,521)
Capital expenditures	2,056	264	10	2,330
	As at September 30, 2026
Goodwill	436	—	—	436
Total assets	$35,167	$6,087	$9,006	$50,260

	Nine months ended September 30, 2025
(CAD$ in millions)	Copper	Zinc	Corporate	Total
Revenue (Note 5)	$4,633	$3,065	$—	$7,698
Cost of sales	(3,607)	(2,424)	—	(6,031)
Gross profit	1,026	641	—	1,667
Operating income (expense) – other	131	(3)	(468)	(340)
Profit (loss) from operations	1,157	638	(468)	1,327
Finance income	8	—	205	213
Finance expense	(515)	(49)	(118)	(682)
Non-operating income (expense)	35	(4)	(30)	1
Share of profit of joint venture and associate	2	—	3	5
Profit (loss) before taxes	687	585	(408)	864

Depreciation and amortization	(1,091)	(197)	(56)	(1,344)
Capital expenditures	1,085	234	13	1,332
	As at September 30, 2025
Goodwill	428	—	—	428
Total assets	$31,955	$4,719	$7,876	$44,550

78	Teck Resources Limited 2026 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

13.	CONTINGENCIES

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at September 30, 2026, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our condensed interim consolidated financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

In parallel, the Lake Roosevelt litigation involving Teck Metals Limited (TML) by the State of Washington and the Confederated Tribes of the Coleville Reservation (CCT) in the Federal District Court for the Eastern District of Washington continues. The case relates to historic discharges of slag and effluent from TML’s Trail metallurgical facility to the Upper Columbia River. TML prevailed against the plaintiffs on citizen suit claims, seeking injunctive relief, statutory penalties and attorney’s fees. In December 2012, on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for the plaintiffs' response costs, the amounts of which were determined in the second phase of the case. Additional response costs not yet claimed may be recoverable. The third and final phase of the case pertains to the plaintiffs’ claims for natural resource damages.

In 2022, TML filed two motions for summary judgment in respect of the CERCLA natural resource damages claims, which were denied. Based on one of those rulings, in the first quarter of 2023, TML filed a motion seeking a ruling that the plaintiffs’ natural resource damages claims under CERCLA are not fully developed and they should therefore be dismissed. The motion was denied and TML sought motions seeking reconsideration and certification for an interlocutory appeal to the Ninth Circuit Court of Appeals, both of which were denied.

In October 2023, TML filed a motion for partial summary judgment on CCT’s tribal service loss claim. CCT’s tribal services loss claim comprises the bulk of CCT’s outstanding individual claims against TML except for natural resource damages assessment costs. On February 6, 2024, the District Court granted TML’s motion and dismissed CCT’s claim on the basis that tribal service loss claims are not cognizable as natural resource damages claims under CERCLA. The CCT filed a motion seeking reconsideration of the dismissal or in the alternative certification for an interlocutory appeal to the Ninth Circuit Court of Appeals. The District Court denied reconsideration but certified the matter for interlocutory review by the Ninth Circuit. The Ninth Circuit heard the interlocutory appeal on April 17, 2025. On September 3, 2025, the Ninth Circuit issued its ruling in the interlocutory appeal, reversing the District Court’s dismissal of the CCT’s claim for tribal services loss. TML petitioned the Ninth Circuit for en banc review of the appeal, which was denied on February 26, 2026. TML filed a petition for certiorari to the Supreme Court of the United States on July 24, 2026. On October 5, 2026, the Supreme Court invited the Solicitor General to file a brief expressing the views of the United States with respect to Teck’s petition.

The previously scheduled February 2024 trial with respect to natural resource damages and assessment costs has been postponed during the interlocutory appeal and a new trial date has not yet been scheduled.

Until the studies contemplated by the EPA settlement agreement and additional natural resource damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation that may be required by the EPA or restoration that may be demanded by the natural resource trustees or to assess the extent of Teck's potential liability for damages. The EPA studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some additional residential soil removal should be undertaken. If other remediation is required, damage to natural resources are proved, or if the CCT’s tribal service loss claim is proved, the cost of that remediation, restoration, or compensation may be material.

79	Teck Resources Limited 2026 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

13.	CONTINGENCIES, continued

Sale of Steelmaking Coal Business

Pursuant to the terms of the steelmaking coal business sale transaction, Teck agreed to indemnify Glencore plc (Glencore) for a portion of certain water-related liabilities. In July of 2024, the Public Prosecution Service of Canada charged Teck Coal Limited with five counts of violating s.36(3) of the Fisheries Act. Glencore has notified Teck that it is seeking indemnification with respect to liabilities arising out of these charges.

The agreements for the sale of the steelmaking coal business include customary representations, warranties and covenants. In July of 2025, Nippon Steel Corporation (NSC) and Glencore provided separate notices of claims to Teck that they are seeking indemnification with respect to certain representations and warranties and covenants contained in the respective agreements for the sale of the steelmaking coal business. After having reviewed each notice of claims and the information provided to substantiate each claim, Teck responded separately to NSC on July 31, 2025 and to Glencore on September 5, 2025 to reject their respective claims.

In November of 2025, NSC commenced formal dispute resolution proceedings against Teck regarding its indemnity claim under the sales agreement. Teck disputes the claim and is defending the matter. The outcome of these proceedings is uncertain at this time; however, if the claim is proved, a potential award could be material.

Glencore and Teck have exchanged written correspondence regarding Glencore’s notice of claim in October of 2025 and March of 2026, but there are no formal dispute resolution proceedings at this time.

14.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. Depending on commodity prices, this could result in Red Dog’s profits and cash flows being higher in the last two quarters of the year as finished inventories are sold.

15.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Observable Inputs Other than Quoted Prices

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

80	Teck Resources Limited 2026 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

15.	FAIR VALUE MEASUREMENTS, continued

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy, as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases and certain refined metal sales because they are valued using quoted market prices derived based on forward curves for the respective commodities.

Level 3 – Significant Unobservable Inputs

Level 3 inputs are unobservable (supported by little or no market activity).

We include investments in certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency.

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at September 30, 2026 and December 31, 2025, are summarized in the following table:

(CAD$ in millions)	September 30, 2026				December 31, 2025
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$4,489	$—	$—	$4,489	$3,123	$—	$—	$3,123
Marketable and other equity securities	202	—	284	486	130	—	234	364
Debt securities	242	—	—	242	240	—	—	240
Settlement receivables	—	2,861	—	2,861	—	2,387	—	2,387
Derivative instruments and embedded derivatives	—	367	—	367	—	463	—	463
	$4,933	$3,228	$284	$8,445	$3,493	$2,850	$234	$6,577

Financial liabilities
Derivative instruments and embedded derivatives	$—	$43	$—	$43	$—	$113	$—	$113
Settlement payables	—	111	—	111	—	144	—	144
	$—	$154	$—	$154	$—	$257	$—	$257

Equity securities in non-public companies included in Level 3 of the fair value hierarchy are initially measured at fair value, with cost of the investment taken as the best estimate of fair value. Subsequent measurement is based on an implied value of the underlying business.

The discounted cash flow models used to determine the FVLCD of certain non-financial assets are classified as Level

3 measurements. Refer to Note 4 for information about these fair value measurements.

Unless disclosed elsewhere in our condensed interim consolidated financial statements (Note 9 and Note 10), the fair value of the remaining financial assets and financial liabilities approximate their carrying value.

81	Teck Resources Limited 2026 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

16.	SUBSEQUENT EVENTS

Chilean Tax Reform

On October 9, 2026, Chile enacted tax legislation that gradually reduces the Chilean corporate income tax rate from 27% to 23% between 2027 and 2029. As the legislation was enacted subsequent to September 30, 2026, the effect of this change has not been recognized in this quarter. We estimate the impact from the remeasurement of our Chilean net operating loss carryforwards, net of other temporary differences, at the lower future tax rates will result in a one-time charge to deferred income tax expense of approximately $70 million.

Strike Action at Highland Valley Copper (HVC)

On October 24, 2026, strike action by United Steelworkers Local 7619 commenced at our HVC operations in British Columbia. Operations are currently continuing at a reduced capacity. The impact on overall production will depend on the duration of the labour action.

82	Teck Resources Limited 2026 Third Quarter News Release